EXHIBIT 1
                                                                       ---------



                                ARC ENERGY TRUST



                          2003 ANNUAL INFORMATION FORM



                                  APRIL 8, 2004

                                TABLE OF CONTENTS

                                                                            PAGE

GLOSSARY OF TERMS..............................................................1
ARC ENERGY TRUST...............................................................5
   General.....................................................................5
   General Development of the Business.........................................5
   Trends......................................................................7
BUSINESS OF THE TRUST..........................................................8
   Overview....................................................................8
   Structure of the Trust......................................................8
   Management Policies and Acquisition Strategy................................9
   Cash Distributions of Distributable Income and Distribution Policy.........10
   Potential Acquisitions.....................................................10
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION..................11
   Disclosure of Reserves Data................................................11
   Reserves Data (Constant Prices and Costs)..................................12
   Reserves Data (Forecast Prices and Costs)..................................14
   Notes to Reserve Data Tables:..............................................16
   Reconciliations of Changes in Reserves and Future Net Revenue..............21
   Additional Information Relating to Reserves Data...........................24
   Other Oil and Gas Information..............................................25
   Marketing Arrangements.....................................................32
   Acquisitions and Dispositions..............................................32
RECENT DEVELOPMENTS...........................................................32
SHARE CAPITAL OF ARC RESOURCES................................................33
   Common Shares..............................................................33
   Exchangeable Shares........................................................33
   Second Preferred Shares....................................................34
OTHER INFORMATION RESPECTING ARC RESOURCES AND ARC SASK.......................35
   Additional Properties......................................................35
   Capital Expenditures.......................................................35
   Deferred Purchase Price Obligation.........................................35
   Borrowing..................................................................36
   Escrow Agreements..........................................................36
   Insurance..................................................................37
   Retention Bonuses and Executive Employment Agreements......................37
INFORMATION RELATING TO THE TRUST.............................................37
   Trust Units................................................................37
   Special Voting Unit........................................................37
   the Trust Indenture........................................................38
   Trustee....................................................................38
   Future Offerings...........................................................39
   Meetings and Voting........................................................39
   Management of the Trust....................................................39
   Arc Financial Advisory Agreement...........................................39
   Limitation On Non-resident Ownership.......................................40
   Right of Redemption........................................................40
   Termination of the Trust...................................................41

   Reporting to Unitholders...................................................41
   Distribution Reinvestment and Optional Trust Unit Purchase Plan............41
   Unitholder Rights Protection Plan..........................................41
CORPORATE GOVERNANCE..........................................................42
   General....................................................................42
   Trust Indenture............................................................42
   Decision Making............................................................42
   Board of Directors of Arc Resources........................................43
CONFLICTS OF INTEREST.........................................................46
SELECTED CONSOLIDATED FINANCIAL INFORMATION...................................46
DISTRIBUTIONS TO UNITHOLDERS..................................................47
MANAGEMENT'S DISCUSSION AND ANALYSIS..........................................47
INDUSTRY REGULATIONS..........................................................47
   Pricing and Marketing Oil and Natural Gas..................................47
   the North American Free Trade Agreement....................................48
   Provincial Royalties and Incentives........................................48
   Land Tenure................................................................49
   Environmental Regulation...................................................49
QUARTERLY FINANCIAL INFORMATION...............................................50
MARKET FOR SECURITIES.........................................................50
RISK FACTORS..................................................................50
   Purchase of Properties.....................................................50
   Reserve Estimates..........................................................51
   Volatility of Oil and Natural Gas Prices...................................51
   Variations in Interest Rates and Foreign Exchange Rates....................51
   Changes in Legislation.....................................................52
   Maintenance of Distributions...............................................52
   Operational Matters........................................................53
   Expansion of Operations....................................................53
   Non-resident Ownership of Trust Units......................................53
   Accounting Write-downs as a Result of Gaap.................................54
   Environmental Concerns.....................................................54
   Debt Service...............................................................54
   Delay in Cash Distributions................................................55
   Reliance On Management.....................................................55
   Depletion of Reserves......................................................55
   Net Asset Value............................................................56
   Additional Financing.......................................................56
   Competition................................................................56
   Return of Capital..........................................................56
   Nature of Trust Units......................................................57
   Unitholder Limited Liability...............................................57
ADDITIONAL INFORMATION........................................................58

APPENDIX "A"  -  CONSOLIDATED FINANCIAL STATEMENTS OF STAR OIL & GAS LTD.
APPENDIX "B"  -  PRO FORMA FINANCIAL STATEMENTS OF THE TRUST
APPENDIX "C"  -  REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES
                 EVALUATOR
APPENDIX "D"  -  REPORT OF MANAGEMENT AND DIRECTORS ON
                 RESERVES DATA AND OTHER INFORMATION

ABBREVIATIONS AND CONVERSIONS

bbl        barrel                                                  mbbl        one thousand barrels
bbl/d      barrels per day                                         mboe        one thousand barrels of oil
                                                                               equivalent
bcf        billion cubic feet                                      mcf         one thousand cubic feet
boe        barrels of oil equivalent converting 6 mcf of           mcf/d       one thousand cubic feet per day
           natural gas or one barrel of natural gas liquids        MMBTU       one million British Thermal Units
           to one barrel of oil equivalent                         mmcf        one million cubic feet
boe/d      barrels of oil equivalent per day                       mmcf/d      one million cubic feet per day
                                                                   $MM         one million dollars
                                                                   mmbbl       one million barrels

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

    To Convert From            To                     Multiply By
    ---------------            --                     -----------
    cubic metres               cubic feet             35.315
    bbls                       cubic metres           0.159
    cubic metres               bbls                   6.290
    feet                       metres                 0.305
    metres                     feet                   3.281
    miles                      kilometres             1.609
    kilometers                 miles                  0.621
    acres                      hectares               0.4047
    hectares                   acres                  2.471

All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

ADVISORY

In the interest of providing the Unitholders and potential investors of ARC Energy Trust (the "Trust") with information regarding the Trust and its subsidiaries, including ARC Resources Ltd. ("ARC Resources"), including management's assessment of the Trust's future plans and operations, this Annual Information Form contains or incorporates by reference forward-looking information that represents the Trust's internal projections, expectations, estimates or beliefs concerning, among other things, future operating results and various components thereof or the Trust's future economic performance. The projections, expectations, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause the Trust's actual performance and financial results in future periods to differ materially from any projections, expectations, estimates and beliefs of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, such risk and uncertainties described in this Annual Information Form and in documents incorporated by reference into this Annual Information Form and the Trust's other reports and filings with the Canadian securities authorities. Accordingly, Unitholders and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.

NEITHER THE TRUST NOR ARC RESOURCES UNDERTAKES ANY OBLIGATIONS TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT EVENTS OR CIRCUMSTANCES.

                                GLOSSARY OF TERMS

In this Annual Information Form, the following terms shall have the meanings set forth below, unless otherwise indicated:

"AFFILIATE" has the meaning ascribed thereto in the BUSINESS CORPORATIONS ACT (Alberta);

"ANNUAL MEETING 2004 INFORMATION CIRCULAR" means the Information Circular - Proxy Statement of the Trust dated March 31, 2004 for the annual meeting of the Trust to be held on May 12, 2004;

"ARC RESOURCES EXCHANGE RATIO", at any time and in respect of each ARC Resources Exchangeable Share, was initially equal to one and was 1.49013 as at December 31, 2003, and shall be increased on each Cash Distribution Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Cash Distribution Date, and having as its denominator the current market price (10 day weighted average trading price) on the first business day following the Record Date for such Distribution and shall be reduced on each Dividend Record Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per ARC Resources Exchangeable Share, and having as its denominator the current market price on the date that is seven business days prior to that Dividend Record Date;

"ARC RESOURCES" means ARC Resources Ltd., a subsidiary of the Trust;

"ARC SASK." means ARC (Sask.) Energy Trust, a trust formed under the laws of Alberta;

"ARC SUBCO" means 908563 Alberta Ltd., a wholly-owned subsidiary of the Trust;

"ARML" or the "MANAGER" means, as the context requires: (i) the corporation named ARC Resources Management Ltd., all of whose shares were acquired by 980445 Alberta Ltd. on August 28, 2002 pursuant to the Internalization Transaction and which was subsequently amalgamated with its then parent, 980445 Alberta Ltd., a wholly-owned subsidiary of the Trust, on August 29, 2002; or (ii) the corporation named ARC Resources Management Ltd., which corporation is the continuing entity resulting from the amalgamation on August 29, 2002, of 980445 Alberta Ltd. and its then wholly-owned subsidiary, ARC Resources Management Ltd. or (iii) following the Exchangeable Share reorganization on May 16, 2003, a wholly-owned subsidiary of ARC Resources, which was subsequently wound up into ARC Resources;

"ARML EXCHANGEABLE SHARES" means non-voting exchangeable shares in the capital of ARML;

"ARML OFFICERS" means Doug J. Bonner, David P. Carey, John P. Dielwart, Susan D. Healy, Steven W. Sinclair and Myron J. Stadnyk;

"ARRANGEMENT" means the business combination of ARC Resources and Startech as described under "ARC Energy Trust - General Development of the Business";

"ARTC" means Alberta Royalty Tax Credit;

"CASH DISTRIBUTION DATE" means the date Distributable Income is paid to Unitholders, being the 15th day following any Record Date (or if such day is not a business day, on the next business day);

"COGE HANDBOOK" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

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                                       2


"COMPANY INTEREST" or "COMPANY INTEREST" means, in relation to ARC Resources' interest in reserves and production, ARC Resources' interest (operating and non-operating) share before deduction of royalty obligations, plus ARC Resources' royalty interest in reserves and production;

"DEFERRED PURCHASE PRICE OBLIGATION" means the ongoing obligation of the Trust to pay to ARC Resources and ARC Sask. an amount equal to 99% of the cost of, or any amount borrowed to acquire, any additional "Canadian resource property" (as defined in the Tax Act) acquired by ARC Resources and ARC Sask. and of the cost of, or any amount borrowed to fund, "Canadian Development Expense" and "Canadian Exploration Expense" (both as defined in the Tax Act);

"DISTRIBUTABLE INCOME" means, for any particular period, the Royalties, other income from permitted investments (including the Long Term Notes) and ARTC, if any, received by the Trust less the Trust's share of Crown royalties (other than Crown royalties which are deducted in the computation of the Royalties) and direct expenses of the Trust;

"DISTRIBUTION" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"DIVIDEND RECORD DATE" has the meaning given to that term in the Exchangeable Share Provisions;

"ESCROW AGREEMENTS" means the escrow agreements dated August 28, 2002, among certain holders of Trust Units and Exchangeable Shares, 980445 Alberta Ltd., the Trust and Computershare Trust Company of Canada providing for the escrow of Trust Units and Exchangeable Shares on the terms described in "Other Information Respecting ARC Resources and ARC Sask. - Escrow Agreements";

"EXCHANGEABLE SHARE PROVISIONS" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares as set forth in the Articles of ARC Resources;

"EXCHANGEABLE SHARE SUPPORT AGREEMENT" means the amended and restated support agreement dated May 16, 2003 among the Trust, ARC Resources, ARC Subco and Computershare Trust Company of Canada;

"EXCHANGEABLE SHARE VOTING AND EXCHANGE TRUST AGREEMENT" means the amended and restated agreement dated May 16, 2003 among the Trust, ARC Subco, ARC Resources and Computershare Trust Company of Canada;

"EXCHANGEABLE SHARES" means the non-voting exchangeable shares in the capital of ARC Resources;

"EXCHANGEABLE SHARES TRANSFER AGENT" means Computershare Trust Company of
Canada;

"GILBERT" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants of Calgary, Alberta;

"GILBERT REPORT" means the report prepared by Gilbert dated February 5, 2004 evaluating the crude oil, natural gas, natural gas liquids and sulphur reserves attributable to the Properties at January 1, 2004;

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                                       3


"GROSS" or "GROSS" means:

         (a) in relation to ARC Resources' interest in production and reserves, its "Corporation gross reserves", which are ARC Resources' interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of ARC Resources;

         (b) in relation to wells, the total number of wells in which ARC Resources has an interest; and

         (c) in relation to properties, the total area of properties in which ARC Resources has an interest;

"INTERNALIZATION TRANSACTION" means the transaction encompassing the indirect purchase by the Trust of all of the ARML shares and related transactions as described under "ARC Energy Trust - General Development of the Business";

"LONG TERM NOTES" means the long term notes issued by ARC Resources to the Trust from time to time. Interest on the notes is payable approximately 15 years after the issuance of the long term notes;

"NET" or "NET" means:

         (a) in relation to ARC Resources' interest in production and reserves, its "Corporation net reserves", which are ARC Resources' interest (operating and non-operating) share after deduction of royalties obligations, plus ARC Resources' royalty interest in production or reserves;

         (b) in relation to wells, the number of wells obtained by aggregating ARC Resources' working interest in each of its gross wells; and

         (c) in relation to ARC Resources' interest in a property, the total area in which ARC Resources has an interest multiplied by the working interest owned by ARC Resources;

"NI 51-101" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"PROPERTIES" means the working, royalty or other interests of ARC Resources and ARC Sask. from time to time in any petroleum and natural gas rights, tangibles and miscellaneous interests, including additional properties which may be acquired by ARC Resources or ARC Sask. at a future date;

"RECORD DATE" means the last business day of each month;

"RESERVE LIFE INDEX" is an index reflecting the theoretical production life of a property if the remaining reserves were to be produced out at current production rates. The index is calculated by dividing the reserves in the selected reserve category at a certain date by the estimated production for the following 12 month period;

"RETENTION BONUSES" means bonuses in the aggregate amount of $5,000,000 declared by the board of directors of ARML on August 28, 2002, to the former ARML Officers;

"ROYALTIES" means, collectively, the royalties payable by ARC Resources and ARC Sask. to the Trust pursuant to the Royalty Agreements which equal 99% of Royalty Income;

"ROYALTY AGREEMENTS" means, collectively, the agreements regarding the grant of the Royalties made as of July 1, 2002, between each of ARC Resources and ARC Sask. and Computershare Trust Company of Canada, as trustee for and on behalf of the Trust;

"ROYALTY INCOME" in respect of any period for which Royalty Income is calculated for the Royalties means: (a) the amount received in such period in respect of the sale of petroleum, natural gas and related hydrocarbons collected from the Properties held by ARC Resources or ARC Sask. (including the share reserved to the Crown) and any other revenue received in such period other than the proceeds from the sale of the Properties; less (b) all costs and expenses (including both operating costs, capital costs and debt service charges) in respect of the Properties held by ARC Resources or ARC Sask. (except to the extent that such costs or expenses are funded by borrowing and in the case of capital costs except to the extent designated as Deferred Purchase Price Obligations);

"SHARE SALE AGREEMENT" means the agreement dated March 31, 2003, among United Energy, LLC, ARC Resources and the Trust pursuant to which ARC Resources agreed to purchase and United Energy, LLC agreed to sell all of the outstanding shares of Star;

"SPECIAL DEBENTURE" means the special 8% special adjustable convertible subordinated debenture dated April 16, 2003, in the principal amount of $320,000,000 delivered by the Trust pursuant to the Share Sale Agreement in partial payment of the purchase price payable thereunder;

"SPECIAL RESOLUTION" means a resolution passed by a majority of not less than 66 2/3 % of the votes cast, either in person or by proxy, at a meeting of Unitholders, called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 2/3% of the Trust Units entitled to be voted on such resolution;

"STAR" means Star Oil & Gas Ltd.;

"TAX ACT" means the INCOME TAX ACT (Canada) and the regulations thereunder;

"TRUST INDENTURE" means the trust indenture dated May 7, 1996 as amended and restated as of May 16, 2003 between the Trustee and ARC Resources;

"TRUST UNITS" means the units of the Trust, each unit representing an equal undivided beneficial interest therein;

"TRUST" means ARC Energy Trust;

"TRUSTEE" means Computershare Trust Company of Canada, the trustee of the Trust;

"TSX" means the Toronto Stock Exchange;

"UNDERLYING DEBENTURES" means up to $320,000,000 principal amount of 8% adjustable convertible unsecured subordinated debentures due June 30, 2008 issuable on the conversion or deemed exercise of the Special Debenture; and

"UNITHOLDERS" means holders of Trust Units of the Trust.

Certain other terms used in this Annual Information Form but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

                                ARC ENERGY TRUST

GENERAL

The Trust is an open-end investment trust created on May 7, 1996 under the laws of the Province of Alberta pursuant to the Trust Indenture. The Trust Indenture has been amended from time to time, the latest material amendments being approved at the annual and special meeting of Unitholders held April 17, 2003, which included an amendment to eliminate the delegation of responsibilities and powers of the Trustee to the Manager and to delegate to ARC Resources all of the matters formerly delegated to the Manager. Computershare Trust Company of Canada has been appointed as trustee under the Trust Indenture. The beneficiaries of the Trust are holders of the Trust Units. The principal and head office of the Trustee is located at Suite 600, 530 8th Avenue SW., Calgary, Alberta, T2P 3S8.

ARC Resources was incorporated under the BUSINESS CORPORATIONS ACT (Alberta) on January 22, 1996 and was amalgamated with Orion Energy Holdings Inc. and Pencor Petroleum Limited on March 31, 1999, and subsequently amalgamated with Startech and ARC Resources Finance Ltd. on January 31, 2001. On December 31, 2002, ARC Resources amalgamated with its wholly-owned subsidiaries, Erehwon Exploration Ltd., Erex Inc. and Far Point Energy Corporation, and on April 16, 2003, amalgamated with its wholly-owned subsidiary, Star. All of the issued and outstanding shares of ARC Resources are held by the Trust except for the Exchangeable Shares. The business of ARC Resources is the acquisition, development, exploitation, and disposition of all types of petroleum and natural gas and energy related assets, including conventional oil and gas assets, oil sands interest, electricity or power generating assets and pipeline, gathering and transportation assets. The head and principal office of ARC Resources is located at Suite 2100, 440 - 2nd Avenue S.W., Calgary, Alberta T2P 5E9.

GENERAL DEVELOPMENT OF THE BUSINESS

The following is a description of the equity offerings of the Trust completed over its last three completed financial years.

                                   Trust Units
Closing Date    Prospectus Date       Issued       Issue Price  Gross Proceeds            Use of Proceeds
------------    ---------------    -----------     -----------  --------------   -----------------------------------
5-Nov-01         29-Oct-01         8,050,000        $11.00       $88,550,000     2001 Q4 and 2002 capital
                                                                                 expenditures

3-Jun-02         22-May-02         10,000,000       $12.05       $120,500,000    Fund a crude oil and natural gas
                                                                                 property acquisition and repay
                                                                                 outstanding indebtedness

25-Feb-03        13-Feb-03         12,500,000       $11.50       $143,750,000    Repay outstanding indebtedness and
                                                                                 partially fund 2003 capital program

17-Nov-03        10-Nov-03         14,500,000       $13.40       $194,300,000    Repay outstanding indebtedness and
                                                                                 partially fund 2004 capital program

The following is a description of the general development of the business of the Trust over its last three completed financial years.

The Trust, ARC Resources, Startech Energy Inc. and Impact Energy Inc. entered into an agreement as of December 20, 2000 which provided for the acquisition by ARC Resources of all of the issued and outstanding shares of Startech in exchange for, at the option of each holder of Startech shares, either 0.96 Trust Units or 0.96 Exchangeable Shares (to a maximum of 15,000,000 Exchangeable Shares) plus one common share of Impact Energy Inc. for each Startech share. The Arrangement was approved by the shareholders of Startech on January 25, 2001 and was completed on January 31, 2001 on the basis that ARC Resources acquired all of the issued and outstanding shares of Startech in consideration of the issuance of approximately 22.6 million Trust Units and approximately 7.4 million Exchangeable Shares to holders of Startech shares. ARC Resources also assumed approximately $168 million of bank indebtedness. Concurrently, ARC Resources amalgamated with Startech and ARC Resources' wholly-owned subsidiary, ARC Resources Finance Ltd. In connection with the Arrangement, ARC Resources issued the Long Term Notes in the principal amount of approximately $352 million to the Trust. The reserves attributable to the properties as at January 1, 2001 were 58.3 million boe on the basis of proven reserves plus probable reserves risked at 50 per cent. The properties acquired consisted of two major and 14 minor producing oil and gas properties principally located in Alberta and Saskatchewan. The Reserve Life Index was 10.2 years for the proven reserves plus probable reserves risked at 50 per cent.

Effective February 1, 2001, a number of transactions involving the Trust, ARC Resources and ARC Sask. were completed pursuant to which ARC Resources disposed of the oil and gas properties located in the Province of Saskatchewan which were formerly held by Startech to ARC Sask., ARC Sask. granted a 99% royalty to ARC Resources, such royalty was assigned by ARC Resources to the Trust and the Long Term Notes were reduced by the fair market value of such royalty.

On August 28, 2002, the Internalization Transaction was approved by the Unitholders of the Trust at a special meeting, resulting in a wholly-owned subsidiary of the Trust, 980445 Alberta Ltd., acquiring all of the common shares of ARML in exchange for $4,247,658 in cash, the assumption of the obligation of ARML to pay Retention Bonuses in the aggregate amount of $5,000,000 over a period of five years, 298,648 Trust Units and 3,281,279 ARML Exchangeable Shares. As part of the transaction, an aggregate 9,013 Trust Units and 2,008,699 ARML Exchangeable Shares were placed in escrow in accordance with the terms of Escrow Agreements. In addition, ARC Financial Corporation agreed to provide certain ongoing research and strategic services to the Trust for a five year period without cost to the Trust. Thereafter, unitholders are entitled to select all of the members of the Board of Directors. On August 29, 2002, 980445 Alberta Ltd. amalgamated with its then wholly-owned subsidiary, ARML, and the amalgamated company continued under the name "ARC Resources Management Ltd.".

On October 18, 2002 ARC Resources issued U.S. $30 million of 4.94% Senior Secured Notes with principal payments due on October 19 in each of 2006, 2007, 2008, 2009 and 2010 to a U.S. Financial institution pursuant to an Uncommitted Master Shelf Agreement dated November 16, 2000 which, as at October 18, 2002, also provided for the issuance of up to an additional U.S. $35 million principal amount of notes at rates and maturity dates to be agreed upon.

On March 31, 2003, the Trust and ARC Resources, as purchaser, entered into the Share Sale Agreement with United Energy LLC, as vendor, under which the Trust indirectly acquired all the shares of Star for $710,000,000 (before closing adjustments) effective January 1, 2003, paid by issuance of the Special Debenture in the principal amount of $320,000,000 and the repayment of an aggregate of $187,372,000 of corporate and shareholder debt and $202,628,000 in cash. ARC Resources concurrently agreed to sell its interest in certain producing properties and undeveloped acreage to third parties for $78,200,000. ARC Resources and ARC Sask. increased their aggregate credit facilities to $650,000,000 to finance the transaction, which closed on April 16, 2003. Star operated approximately 75% of its production, its six largest properties comprised approximately 72% of its production, and approximately 78% of its proven reserves were gas reserves. Star's primary producing areas were the Dawson, Pouce Coupe and Hatton gas fields located in British Columbia, Alberta and Saskatchewan, respectively. In 2002, production from the properties acquired was approximately 20,151 boe/d, comprised of 6,634 boe/d of oil and natural gas liquids and 81.1 mmcf/d of natural gas. The reserves attributed to the Star properties as at January 1, 2003 were 67.1 million of barrels of oil equivalent and 80.5 million of barrels of oil equivalent for total proved reserves and for total established reserves (proved reserves plus probable reserves risked at 50%), respectively. Consolidated financial statements of Star for the years ended December 31, 2002, 2001 and 2000 are contained in this Annual Information Form. A pro forma income statement of the Trust for the year ended December 31, 2003 is also contained in this Annual Information Form.

On May 16, 2003, the Trust completed a merger of two of its wholly-owned subsidiaries, ARC Resources and ARML. ARC Resources acquired all of the outstanding ARML Exchangeable Shares in exchange for Exchangeable Shares. Pursuant to the share exchange, holders of ARML Exchangeable Shares received
0.80676 Exchangeable Shares, which number of Exchangeable Shares, on the effective date of the share exchange, entitled the former holders of ARML Exchangeable Shares to receive the same number of Trust Units that such holders would have received if they had exercised their right, immediately prior to the share exchange, to receive Trust Units of the Trust. Then ARC Resources acquired all of the outstanding common shares of ARML in exchange for the issuance to the Trust of common shares of ARC Resources. ARML was subsequently dissolved. Each of the Exchangeable Share Support Agreement and the Exchangeable Share Voting and Exchange Trust Agreement were amended so as to apply to all Exchangeable Shares, including the Exchangeable Shares which were issued to former holders of ARML Exchangeable Shares pursuant to the share exchange.

On May 30, 2003, United ARC L.P. converted $200,000,000 principal amount of the Special Debenture into an equal principal amount of Underlying Debentures and then converted on such date all such Underlying Debentures into 16,891,891 Trust Units at a conversion price of $11.84 per Trust Unit. On June 10, 2003, United ARC L.P. converted the remaining portion ($120,000,000 principal amount) of the Special Debenture into $120,000,000 principal amount of Underlying Debentures. On June 10, 2003 United ARC L.P. then sold the 16,891,891 Trust Units and the $120,000,000 principal amount of Underlying Debentures held by it pursuant to underwritten secondary offerings, both of which were qualified by short form prospectuses dated June 3, 2003. Upon the completion of the secondary offerings, United ARC L.P. did not own any securities of the Trust. The Trust did not receive any proceeds from either of the secondary offerings. On August 1, 2003, the Trust announced that the remaining $120,000,000 principal amount of Underlying Debentures had been converted into 10,135,131 Trust Units.

On August 15, 2003, ARC Resources completed dispositions of non core assets to third parties for approximately $77,000,000. Net production to ARC Resources from these properties was approximately 3,700 boe/d and established reserves at January 1, 2003 were 9.3 million boe of which 40% were crude oil and natural gas liquids. Concurrent with the disposition, the Trust's borrowing base was lowered from $650,000,000 to $620,000,000. Proceeds from the disposition were used to reduce the Trust's outstanding indebtedness.

For information in respect of material developments in the business of ARC Resources and the Trust since December 31, 2003, see "Recent Developments".

TRENDS

There are a number of trends in the oil and gas industry that are shaping the near term future of the business. The first trend has been the continuation of oil and gas companies converting to royalty trusts. These conversions occur because the equity markets generally value trusts at higher multiples than exploration and development firms. The conversion announcement often results in the appreciation of its share price to premiums equivalent to other trusts. Including recent conversions approximately half of the top 30 publicly listed oil and gas issuers on the TSX are now trusts.

Efforts of trusts to replace annual production declines have resulted in continued high levels of competition for the acquisition of oil and gas properties and related assets. This increased competition has raised valuation parameters for corporate and asset acquisitions. Those trusts with opportunities to economically replace production through internal development drilling should be in a favourable position relative to those more exposed to replacing production through acquisitions.

Another trend is the continuing volatility of commodity prices. Oil inventories experienced a significant drawdown in 2003 and the rate of recovery will largely be dependent on weather, Iraq's export recovery and OPEC's discipline. As long as inventories remain low the high crude oil prices the industry experienced over the past year could continue. Natural gas inventories are at more normal levels; however, natural gas prices tend to be more volatile than oil prices due to supply and demand changes. As weather is a key factor in determining gas demand, future gas prices are highly unpredictable.

Although commodity prices are higher than historical levels, the appreciation of the Canadian dollar in 2003 relative to its US counterpart has offset a portion of the economic benefit of higher prices on Canadian oil and gas producers including trusts. The stronger Canadian dollar may result in decreased revenues in 2004 for oil and gas producers on a per barrel basis increasing pressure on the royalty trusts' ability to maintain current distribution levels.

                              BUSINESS OF THE TRUST

OVERVIEW

The principal investments of the Trust are the Royalties granted by ARC Resources and by ARC Sask. pursuant to the Royalty Agreements, the common shares of ARC Resources, the Long Term Notes and the common shares of ARC Canadian Oil & Gas Ltd. The Trust's investments in Royalties and Long Term Notes are made in order to finance oil and gas acquisitions made by ARC Resources and ARC Sask. The Royalties consist of a 99% share of Royalty Income on all of the Properties held by ARC Resources and Arc Sask. Any income derived from the Properties held by ARC Resources or ARC Sask. which are not working interests in "Canadian resource properties" (as defined in the Tax Act) or which do not relate to production from working interests in "Canadian resource properties" or ARTC received by ARC Resources with respect to payment of Crown Royalties, will not be included as Royalty Income and will be used to defray other expenses and capital expenditures of ARC Resources or ARC Sask. On each Cash Distribution Date, ARC Resources and ARC Sask. pay the Trust 99% of royalty income and ARC Resources pays interest on the Long Term Notes. The Trust will make cash distributions of such funds, subject only to the required deductions and expenses of the Trust. Such cash distributions may be wholly or in part taxable. See "Distributions to Unitholders".

STRUCTURE OF THE TRUST

The Trust is structured with the objective of having income tax incurred only in the hands of the Unitholders. Distributable Income received by Unitholders consists essentially of the operating cash flow generated by the oil and natural gas properties of ARC Resources and ARC Sask. More specifically, internally generated cash flow, with the exception of cash flow used for capital expenditures, reclamation fund contributions and debt repayments, is effectively returned to the Unitholders.

The scope of the business of the Trust includes the acquisition and holding of royalties on petroleum and natural gas properties and related assets and the investment in securities of a company or other subsidiaries of the Trust to fund the acquisition, development, exploitation and disposition of all types of energy business related assets, including petroleum and natural gas related assets, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets. The Trust Indenture also contemplates the issuance of securities of ARC Resources or an affiliate of ARC Resources which are exchangeable for Trust Units and to confer upon such securities voting rights in the Trust. The Trust will not directly carry on the oil and gas business or any other business.

The Trust is an open-ended investment trust. The Trust Indenture contains rights attached to Trust Units entitling a Unitholder to require the Trust at any time on the demand of the Unitholder to redeem his or her Trust Units. As with most other open-end funds, it is anticipated that trading on the TSX and not the right of retraction would continue as the primary mechanism for Unitholders to dispose of their Trust Units. For more detailed information regarding the right of redemption, see "Information Relating to the Trust - Right of Redemption".

The structure of the Trust and the cash flows to the Trust and from the Trust to Unitholders are set forth below:

                                  -------------
                                   Unitholders
                                  -------------
                        Trust Units |       ^ Cash Distribution
                                    |       |
                                    V       |
                              -------------------
             ---------------->  ARC Energy Trust
            |                 -------------------
            |                  |          ^   |
            |                  |          |   | Direct Interest
            |                  |          |   |     (100%)
            |                  |          |   V
            |                  |          |  -----------------
            |                  |          |  ARC Candian Oil &
            |                  |          |  Gas Ltd. (1)
            |                  |          |  -----------------
            |                  |  Direct  |     |
            |                  | Interest |     |
            |                  |  (100%)  |     |
            |                  |          |     | Direct Interest
            |                  |          |     |     (100%)
            |                  |          |     V
            |                  |          |  ------------------
            |    Royalty and   |          |  Orion Energy Trust
            |    Interest      |          |  ------------------
            |    Income        |          |            |
            V                  V          |            |
         ------------------------         |            |
         ARC Resources Ltd.(1)(2)         | Royalty    | Direct Interest
         ------------------------         | Income     |     (100%)
                                          |            V
                                       ------------------------------
                                        ARC (Sask.) Energy Trust (2)
                                       ------------------------------

Notes:

(1)      Owned by the Trust.

(2) ARC Resources is the holder of substantially all Properties and assets other than the Properties and assets located in Saskatchewan which are held by ARC (Sask.). Properties in British Columbia are held by ARC Petroleum Inc. as trustee and agent of ARC Resources.

MANAGEMENT POLICIES AND ACQUISITION STRATEGY

ARC Resources manages the Trust, Orion, ARC Sask. and ARC Resources pursuant to the delegation of responsibilities and powers by the Trustee under the Trust Indenture

All activities undertaken by management are directed towards maximizing Distributable Income to the Unitholders while at the same time striving for long-term growth in the value of the assets of ARC Resources and ARC Sask. These two objectives are fundamental to the operation of the Trust and are balanced to maximize benefit to the Unitholders. Management directs its efforts to increase the value of the assets of ARC Resources and ARC Sask. through the acquisition of producing oil and gas properties. ARC Resources and ARC Sask. acquire producing properties and participate in development activities that are generally considered to be of a low risk nature in the oil and gas industry. Also, a small percentage of each year's capital budget will be devoted to moderate risk development and low risk exploration opportunities on the Properties of ARC Resources or ARC Sask.

Management's acquisition strategy targets individual properties or groups of properties, having regard to various factors, including the forecast internal rate associated with such property or properties commodity price and exchange rate expectations, the size of the interest in any single property, and the Reserve Life Index of a property or group of properties. Management will recommend acquisitions to the Board of Directors of ARC Resources for approval based on the above factors in addition to management's view of the qualitative aspects of the subject properties including risk profile, technical upside and asset quality.

CASH DISTRIBUTIONS OF DISTRIBUTABLE INCOME AND DISTRIBUTION POLICY

Cash distributions of Distributable Income are made on the 15th day (or if such date is not a business day, on the next business day) following the end of each calendar month to Unitholders of record on the last business day of each such calendar month. Royalty Income, which comprises in part Distributable Income, is determined on a cash basis.

The Board of Directors of ARC Resources on behalf of the Trust reviews the distribution policy from time to time. The current distribution policy allows the use of up to 20% of cash available for distribution for capital expenditures. Depending upon commodity prices and the size of the capital budget, ARC Resources estimates that 20% of the cash available for distribution will fund a significant portion of the Trust's annual capital expenditure program, including both exploitation expenditures and minor property acquisitions, but excluding major acquisitions. The Trust's distribution policy includes withholding approximately $6 million per annum to contribute to the Trust's reclamation fund to provide a cash reserve for the eventual abandonment of oil and gas properties. The actual amount withheld is dependent on the commodity price environment and is at the discretion of the Board of Directors. This holdback is designed to focus on production replacement activities partially funded by cash flow in order to enhance long-term Unitholder returns.

Distributions are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices. During periods of volatile commodity prices, the Trust may vary the distribution rate monthly.

POTENTIAL ACQUISITIONS

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any material potential acquisition that has not been disclosed. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

          STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement"). The effective date of the Statement is January 1, 2004 and the preparation date of the Statement is February 5, 2004.

DISCLOSURE OF RESERVES DATA

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by Gilbert with an effective date of January 1, 2004 contained in the Gilbert Report dated February 5, 2004. The Reserves Data summarizes the oil, liquids and natural gas reserves of ARC Resources and ARC Sask. (references to ARC Resources hereafter include the aggregate of the interests of ARC Sask. and ARC Resources) and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. ARC Resources engaged Gilbert to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of ARC Resources' reserves are in Canada and, specifically, in the provinces of Alberta, British Columbia and Saskatchewan.

IT SHOULD NOT BE ASSUMED THAT THE ESTIMATES OF FUTURE NET REVENUES PRESENTED IN THE TABLES BELOW REPRESENT THE FAIR MARKET VALUE OF THE RESERVES. THERE IS NO ASSURANCE THAT THE CONSTANT PRICES AND COSTS ASSUMPTIONS AND FORECAST PRICES AND COSTS ASSUMPTIONS WILL BE ATTAINED AND VARIANCES COULD BE MATERIAL. THE RECOVERY AND RESERVE ESTIMATES OF CRUDE OIL, NATURAL GAS LIQUIDS AND NATURAL GAS RESERVES PROVIDED HEREIN ARE ESTIMATES ONLY AND THERE IS NO GUARANTEE THAT THE ESTIMATED RESERVES WILL BE RECOVERED. ACTUAL CRUDE OIL, NATURAL GAS AND NATURAL GAS LIQUID RESERVES MAY BE GREATER THAN OR LESS THAN THE ESTIMATES PROVIDED HEREIN. FOR MORE INFORMATION AS TO THE RISKS INVOLVED, SEE "RISK FACTORS - RESERVE ESTIMATE"; AND "RISK FACTORS - VOLATILITY OF OIL AND NATURAL GAS PRICES".

Prior to 2004, reserve reports were prepared in accordance with National Policy Statement 2-B ("NP 2B"). Reserve reports for the year ended December 31, 2003 are required to be prepared in accordance with NI 51-101. The following matters are critical to an understanding of the oil and gas disclosure in this Annual Information Form:

o NI 51-101 establishes levels of certainty for proved reserves (at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves) and probable reserves (at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves).

o Proved plus probable reserves (under NI 51-101) replace the historically used description, "Established" reserves, which was proved plus one-half of probable reserves (under NP 2B) and which represented the "best estimate" of reserves at the time and accordingly "Established" reserves are used for all periods prior to December 31, 2003 in this Annual Information Form for comparative purposes.

o Prior to the implementation of NI 51-101, reporting companies reported and reconciled reserves on a "Company Interest" basis which included working interest reserves plus royalties receivable (with no deduction for royalties payable).

o        NI 51-101 provides for:

o Gross Reserves -working interest reserves with no adjustment for royalties payable or royalties receivable

o Net Reserves - working interest reserves plus royalties receivable and less royalties payable

In the result there are references to proved and probable reserves and gross reserves and net reserves (all under NI 51-101) and to Company Interest reserves or Company Interest Established reserves which either relate to historical numbers prior to December 31, 2003 or have been included in relation to proven reserves and probable reserves determined under NI 51-101 for continuity and comparison purposes.

RESERVES DATA (CONSTANT PRICES AND COSTS)

                         SUMMARY OF OIL AND GAS RESERVES
                  AND NET PRESENT VALUES OF FUTURE NET REVENUE
                              as of January 1, 2004
                            CONSTANT PRICES AND COSTS

                                                                       RESERVES
                              -----------------------------------------------------------------------------------
                                           LIGHT AND MEDIUM OIL                             HEAVY OIL
                              -----------------------------------------         ---------------------------------
                                                       NI 51-101                              NI 51-101
                                  Company        ----------------------         Company       -------------------
                                  Interest        Gross           Net           Interest      Gross         Net
RESERVES CATEGORY                  (mbbl)         (mbbl)         (mbbl)          (mbbl)       (mbbl)       (mbbl)
--------------------------       -------         -------         ------          -----        -----        ------
PROVED
     Developed Producing          72,391          72,295         63,451          4,550        4,185         3,902
     Developed Non-Producing         913             912            771              0            0             0
     Undeveloped                  14,866          14,858         12,890            151          151           143
                                 -------         -------        -------          ------       ------       ------
TOTAL PROVED                      88,170          88,064         77,111          4,702        4,337         4,045

PROBABLE                          24,362          24,336         21,104          1,007          954           888
                                 -------         -------        -------          ------       ------       ------
TOTAL PROVED PLUS PROBABLE       112,532         112,401         98,216          5,708        5,290         4,933
                                 =======         =======         ======          =====        =====         =====

                                                                      RESERVES
                              -----------------------------------------------------------------------------------
                                               NATURAL GAS                             NATURAL GAS LIQUIDS
                              -----------------------------------------         ---------------------------------
                                                       NI 51-101                              NI 51-101
                                  Company        ----------------------         Company       -------------------
                                  Interest        Gross           Net           Interest      Gross         Net
RESERVES CATEGORY                  (mbbl)         (mbbl)         (mbbl)          (mbbl)       (mbbl)       (mbbl)
--------------------------       -------         -------         ------          -----        -----        ------
PROVED
     Developed Producing         459,295         446,134        375,441          10,539       10,328        7,691
     Developed Non-Producing      19,763          19,740         15,309             223          222          165
     Undeveloped                 137,429         137,311        112,134           1,574        1,573        1,156
                                 -------         -------        -------          ------       ------       ------
TOTAL PROVED                     616,487         603,185        502,885          12,336       12,124        9,013

PROBABLE                         125,043         123,384        101,361           2,522        2,488        1,888
                                 -------         -------        -------          ------       ------       ------
TOTAL PROVED PLUS PROBABLE       741,530         726,569        604,245          14,858       14,612       10,902
                                 =======         =======        =======          ======       ======       ======

                                                 RESERVES
                                 --------------------------------------
                                                  TOTAL
                                 --------------------------------------
                                                       NI 51-101
                                  Company        ----------------------
                                  Interest        Gross           Net
RESERVES CATEGORY                  (mbbl)         (mbbl)         (mbbl)
--------------------------       -------         -------         ------
PROVED
     Developed Producing         164,030         161,164       137,618
     Developed Non-Producing       4,429           4,424         3,488
     Undeveloped                  39,496          39,468        32,879
TOTAL PROVED                     207,956         205,056       173,984

PROBABLE                          48,731          48,341        40,774

TOTAL PROVED PLUS PROBABLE       256,687         253,397       214,758

Notes:
(1) Company Interest reserves have been determined by Gilbert as described in the Gilbert Report under N1 51-101. The only difference between Company Interest reserves and gross reserves is that Company Interest reserves include royalties receivable whereas gross reserves do not include royalties receivable.

(2) Company Interest reserves are included for continuity and comparison purposes.

                                             NET PRESENT VALUES OF
                                               FUTURE NET REVENUE
                                           ----------------------------
                                              BEFORE INCOME TAXES
                                             DISCOUNTED AT (%/year)
                                           ----------------------------
                                                0%                10%
RESERVES CATEGORY                             (MM$)              (MM$)
--------------------------                  -------           -------
PROVED
   Developed Producing                      3,069.9           1,731.4
   Developed Non-Producing                     83.0              40.4
   Undeveloped                                620.8             248.7
TOTAL PROVED                                3,773.7           2,020.5
                                            -------           -------
PROBABLE                                      922.8             293.9
                                            -------           -------
TOTAL PROVED PLUS PROBABLE                  4,696.7           2,314.4
                                            =======           =======

                                                            TOTAL FUTURE NET REVENUE
                                                                 (UNDISCOUNTED)
                                                              as of January 1, 2004
                                                            CONSTANT PRICES AND COSTS
                                                                                               FUTURE NET               FUTURE NET
                                                                                  WELL            REVENUE                  REVENUE
                                               OPERATING   DEVELOPMENT      ABANDONMENT            BEFORE  INCOME            AFTER
    RESERVES         REVENUE    ROYALTIES          COSTS         COSTS            COSTS      INCOME TAXES   TAXES     INCOME TAXES
    CATEGORY           (MM$)        (MM$)           (MM$)        (MM$)            (MM$)             (MM$)   (MM$)             (MM$)
---------------      -------      -------         -------        -----             ----           -------  ------           -------
Proved Reserves      7,421.5      1,205.2         2,056.1        315.8             70.6           3,773.7       0           3,773.7

Proved Plus          9,174.7      1,500.1         2,490.8        413.0             74.2           4,696.6       0           4,696.6
Probable
Reserves

                                                 FUTURE NET REVENUE
                                                 BY PRODUCTION GROUP
                                                as of January 1, 2004
                                              CONSTANT PRICES AND COSTS

                                                                                          FUTURE NET REVENUE BEFORE
                                                                                         INCOME TAXES (discounted at
                                                                                                  10%/year)
    RESERVES CATEGORY                           PRODUCTION GROUP                                      (MM$)
-----------------------------  ------------------------------------------------------    ---------------------------
Proved Reserves                Light and Medium Crude Oil (including solution gas and               1,043.8
                               other by-products)
                               Heavy Oil (including solution gas and other                             37.9
                               by-products)
                               Natural Gas (including by-products but excluding                       974.5
                               solution gas from oil wells)

Proved Plus Probable Reserves  Light and Medium Crude Oil (including solution gas and               1,225.8
                               other by-products)
                               Heavy Oil (including solution gas and other                             43.0
                               by-products)
                               Natural Gas (including by-products but excluding                     1,081.1
                               solution gas from oil wells)

Notes:
(1) The total amounts for the future net reserves from the proved reserves and the probable reserves do not correspond to the totals set forth in previous tables because of the difficulties of allocation among the production groups.

(2) The unallocated portion for proved reserves is $(35.7 MM) and for proved plus probable reserves is $(35.6) MM.

RESERVES DATA (FORECAST PRICES AND COSTS)

                                                            SUMMARY OF OIL AND GAS RESERVES
                                                     AND NET PRESENT VALUES OF FUTURE NET REVENUE
                                                                 as of January 1, 2004
                                                              FORECAST PRICES AND COSTS

                                                                       RESERVES
                              -----------------------------------------------------------------------------------
                                           LIGHT AND MEDIUM OIL                             HEAVY OIL
                              -----------------------------------------         ---------------------------------
                                                       NI 51-101                              NI 51-101
                                  Company        ----------------------         Company       -------------------
                                  Interest        Gross           Net           Interest      Gross         Net
RESERVES CATEGORY                  (mbbl)         (mbbl)         (mbbl)          (mbbl)       (mbbl)       (mbbl)
--------------------------       -------         -------         ------          -----        -----        ------
PROVED
     Developed Producing          69,884          69,790         61,507          4,264        3,899         3,661
     Developed Non-Producing       1,015           1,014            879              0            0             0
     Undeveloped                  14,787          14,779         13,118            151          151           144
                                 -------         -------         ------          -----        -----         -----
TOTAL PROVED                      85,686          85,583         75,504          4,415        4,050         3,805

PROBABLE                          23,943          23,919         20,976          1,032          978           916
                                 -------         -------         ------          -----        -----         -----
TOTAL PROVED PLUS PROBABLE       109,629         109,502         96,479          5,447        5,028         4,721
                                 =======         =======         ======          =====        =====         =====

                                                                      RESERVES
                              -----------------------------------------------------------------------------------
                                               NATURAL GAS                             NATURAL GAS LIQUIDS
                              -----------------------------------------         ---------------------------------
                                                       NI 51-101                              NI 51-101
                                  Company        ----------------------         Company       -------------------
                                  Interest        Gross           Net           Interest      Gross         Net
RESERVES CATEGORY                  (mbbl)         (mbbl)         (mbbl)          (mbbl)       (mbbl)       (mbbl)
--------------------------       -------         -------         ------          -----        -----        ------
PROVED
     Developed Producing         446,901         434,039        364,534         10,359       10,148         7,581
     Developed Non-Producing      19,630          19,605         15,160            227          227           169
     Undeveloped                 133,491         133,372        108,545          1,539        1,538         1,132
                                 -------         -------        -------         ------       ------        ------
TOTAL PROVED                     600,022         587,016        488,240         12,125       11,913         8,882

PROBABLE                         120,222         118,564         97,004          2,462        2,428         1,851
                                 -------         -------        -------         ------       ------        ------
TOTAL PROVED PLUS PROBABLE       720,244         705,580        585,244         14,587       14,341        10,733
                                 -------         -------        -------         ------       ------        ------


                                                 RESERVES
                                 --------------------------------------
                                                  TOTAL
                                 --------------------------------------
                                                       NI 51-101
                                  Company        ----------------------
                                  Interest        Gross           Net
RESERVES CATEGORY                  (mbbl)         (mbbl)         (mbbl)
--------------------------       -------         -------         ------
PROVED
     Developed Producing         158,990         156,177        133,505
     Developed Non-Producing       4,514           4,508          3,575
     Undeveloped                  38,725          38,697         32,484
TOTAL PROVED                     202,229         199,382        169,564

PROBABLE                          47,475          47,086         39,910

TOTAL PROVED PLUS PROBABLE       249,704         246,468        209,474

Notes:
(1) Company Interest reserves have been determined by Gilbert as described in the Gilbert Report under N1 51-101. The only difference between Company Interest reserves and gross reserves is that Company Interest reserves include royalties receivable whereas gross reserves do not include royalties receivable.

(2) Company Interest reserves are included for continuity and comparison purposes.

                                                     NET PRESENT VALUES OF FUTURE NET REVENUE
                                                    BEFORE INCOME TAXES DISCOUNTED AT (%/year)
                                      ---------------------------------------------------------------------
                                         0%              5%             10%            15%             20%
RESERVES CATEGORY                       (MM$)          (MM$)           (MM$)          (MM$)           (MM$)
--------------------------            -------        -------         -------        -------         -------
PROVED
   Developed Producing                2,164.2        1,613.0         1,307.6        1,112.7           976.7
   Developed Non-Producing               64.4           42.5            31.5           24.9            20.5
   Undeveloped                          399.3          233.8           142.0           86.1            49.8
                                      -------        -------         -------        -------         -------
TOTAL PROVED                          2,627.9        1,889.3         1,481.1        1,223.8         1,047.0

PROBABLE                                674.2          341.2           207.6          140.3           101.2
                                      -------        -------         -------        -------         -------
TOTAL PROVED PLUS PROBABLE            3,302.1        2,230.5         1,688.7        1,364.1         1,148.2
                                      =======        =======         =======        =======         =======

                                                            TOTAL FUTURE NET REVENUE
                                                                 (UNDISCOUNTED)
                                                              as of January 1, 2004
                                                            FORECAST PRICES AND COSTS
                                                                                               FUTURE NET               FUTURE NET
                                                                                  WELL            REVENUE                  REVENUE
                                               OPERATING   DEVELOPMENT      ABANDONMENT            BEFORE  INCOME            AFTER
    RESERVES         REVENUE    ROYALTIES          COSTS         COSTS            COSTS      INCOME TAXES   TAXES     INCOME TAXES
    CATEGORY           (MM$)        (MM$)           (MM$)        (MM$)            (MM$)             (MM$)   (MM$)             (MM$)
---------------      -------      -------         -------        -----             ----           -------  ------           -------
Proved Reserves      6,262.9          967.4       2,245.1       324.8              97.6           2,627.9       0           2,627.9

Proved Plus          7,839.6        1,210.7       2,796.8       426.4             103.5           3,302.1       0           3,302.1
Probable
Reserves

                                                FUTURE NET REVENUE
                                                BY PRODUCTION GROUP
                                              as of January 1, 2004
                                            FORECAST PRICES AND COSTS

                                                                                          FUTURE NET REVENUE BEFORE
                                                                                         INCOME TAXES (discounted at
                                                                                                  10%/year)
    RESERVES CATEGORY                           PRODUCTION GROUP                                      (MM$)
-----------------------------  ------------------------------------------------------    ---------------------------
Proved Reserves                Light and Medium Crude Oil (including solution gas and               717.6
                               other by-products)
                               Heavy Oil (including solution gas and other                           27.7
                               by-products)
                               Natural Gas (including by-products but excluding                     756.9
                               solution gas from oil wells)

Proved Plus Probable Reserves  Light and Medium Crude Oil (including solution gas and               845.8
                               other by-products)
                               Heavy Oil (including solution gas and other                           31.5
                               by-products)
                               Natural Gas (including by-products but excluding                     832.5
                               solution gas from oil wells)

Notes:
(1) The total amounts for the future net reserves from the proved reserves do not correspond to the totals set forth in previous tables because of the difficulties of allocation among the production groups.

(2) The unallocated portion for proved reserves and for proved plus probable reserves is $(21.1 MM).


NOTES TO RESERVE DATA TABLES:

1.       Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the Gilbert Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below:

         RESERVE CATEGORIES

         Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

         (a) analysis of drilling, geological, geophysical and engineering data;

         (b)      the use of established technology; and

         (c)      specified economic conditions.

         Reserves are classified according to the degree of certainty associated with the estimates.

         (d) PROVED RESERVES are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

         (e) PROBABLE RESERVES are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

         Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

         Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

         (f) DEVELOPED RESERVES are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

                  (i) DEVELOPED PRODUCING RESERVES are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

                  (ii) DEVELOPED NON-PRODUCING RESERVES are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

         (g) UNDEVELOPED RESERVES are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

         In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

         LEVELS OF CERTAINTY FOR REPORTED RESERVES

         The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

         (a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

         (b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

         A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

         Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3.       FORECAST PRICES AND COSTS

         These are prices and costs that are:

         (a) generally acceptable as being a reasonable outlook of the future; and

         (b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which ARC Resources is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

         The forecast cost and price assumptions include increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil, natural gas and natural gas liquids benchmark reference pricing, as at January 1, 2004, inflation and exchange rates utilized in the Gilbert Report were as follows:

                SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
                              as of January 1, 2004
                            FORECAST PRICES AND COSTS

                                OIL                                         EDMONTON LIQUIDS PRICES
            -----------------------------------------------                 -----------------------
                        Edmonton      Hardisty      Cromer      NATURAL
               WTI     Par Price       Heavy        Medium        GAS
             Cushing   40 degree     12 degree   29.3 degree    AECO Gas                             Pentanes  INFLATION   EXCHANGE
            Oklahoma      API           API         API           Price      Propane      Butane       Plus     RATES(1)    RATE(2)
   Year     ($US/bbl)  ($Cdn/bbl)   ($Cdn/bbl)   ($Cdn/bbl)   ($Cdn/MMBtu)  ($Cdn/bbl)  ($Cdn/bbl)  ($Cdn/bbl)   %/Year   ($US/$Cdn)
----------  ---------  ----------   ----------   ----------   ------------  ----------  ----------  ---------- ---------   ---------
Forecast
2004           29.00      37.75        20.25        31.75          5.85       26.75      28.75        38.25       1.5%       0.75
2005           26.00      33.75        20.25        28.75          5.15       21.75      23.75        34.25       1.5%       0.75
2006           25.00      32.50        21.00        28.50          5.00       20.50      22.50        33.00       1.5%       0.75
2007           25.00      32.50        21.00        28.50          5.00       20.50      22.50        33.00       1.5%       0.75
2008           25.00      32.50        21.00        28.50          5.00       20.50      22.50        33.00       1.5%       0.75
2009           25.00      32.50        21.00        28.50          5.00       20.50      22.50        33.00       1.5%       0.75
2010           25.00      32.50        21.00        28.50          5.00       20.50      22.50        33.00       1.5%       0.75
2011           25.00      32.50        21.00        28.50          5.00       20.50      22.50        33.00       1.5%       0.75
2012           25.00      32.50        21.00        28.50          5.00       20.50      22.50        33.00       1.5%       0.75
2013           25.00      32.50        21.00        28.50          5.00       20.50      22.50        33.00       1.5%       0.75
2014           25.00      32.50        21.00        28.50          5.00       20.50      22.50        33.00       1.5%       0.75
Thereafter    +1.5%       +1.5%        +1.5%        +1.5%        +1.5%        +1.5%     +1.5%        +1.5%        +1.5%      +1.5%

Notes:
(1)      Inflation rates for forecasting prices and costs.

(2) Exchange rates used to generate the benchmark reference prices in this table.

         Weighted average historical prices realized by ARC Resources for the year ended December 31, 2003, were $6.21/mcf for natural gas, $34.48/bbl for crude oil and $32.19/bbl for natural gas liquids. Only a minor amount of ARC Resources' production comes from heavy oil. Weighted average historical prices for heavy oil for the year ended December 31, 2003, has been included in the weighted average historical prices for crude oil noted above for this same period.

4.       CONSTANT PRICES AND COSTS

         These are prices and costs that are:

         (a) ARC Resources' prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

         (b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which ARC Resources is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

         The constant crude oil and natural gas benchmark reference pricing and the exchange rate utilized in the Gilbert Report were as follows:

                         SUMMARY OF PRICING ASSUMPTIONS
                              as of January 1, 2004
                            CONSTANT PRICES AND COSTS

                                    OIL                                         EDMONTON LIQUIDS PRICES
                -----------------------------------------------                 -----------------------
                            Edmonton      Hardisty      Cromer      NATURAL
                   WTI     Par Price       Heavy        Medium        GAS
                 Cushing   40 degree     12 degree   29.3 degree    AECO Gas                             Pentanes     EXCHANGE
                Oklahoma      API           API         API           Price      Propane      Butane       Plus        RATE(1)
   Year         ($US/bbl)  ($Cdn/bbl)   ($Cdn/bbl)   ($Cdn/bbl)   ($Cdn/MMBtu)  ($Cdn/bbl)  ($Cdn/bbl)  ($Cdn/bbl)    ($US/$Cdn)
----------      ---------  ----------   ----------   ----------   ------------  ----------  ----------  ----------    ---------
Historical (2)
2003              32.52      40.81        23.31         34.81         6.09         29.81       31.81       41.31        0.7738

Notes:
(1) The exchange rate used to generate the benchmark reference prices in this table.

(2)      As at December 31.

5.       FUTURE DEVELOPMENT COSTS

The following table sets forth development costs deducted in the estimation of ARC Resources' future net revenue attributable to the reserve categories noted below.

                                              Forecast Prices and Costs                Constant Prices and Costs
                                     ------------------------------------------        -------------------------
                                     Proved Reserves       Proved Plus Probable
              Year                         (MM$)                Reserves (MM$)           Proved Reserves (MM$)
------------------------------       ---------------       --------------------        -------------------------
2004                                       99.0                   112.3                           99.0
2005                                       93.1                   119.6                           91.8
2006                                       66.1                    77.4                           64.1
2007                                       25.8                    47.2                           24.6
2008                                        8.1                    24.1                            7.6
Total: Undiscounted                       324.8                   426.5                          315.8
Total:  Discounted at 10%/year            264.5                   340.1                          259.3

ARC expects to fund the development costs of the reserves through a combination of internally generated cash flow, debt and sale of Trust Units. The Trust withholds approximately 20% of cash flow to assist in funding development activities.

There can be no guarantee that funds will be available or that the Board of Directors of ARC Resources will allocate funding to develop all of the reserves attributed in the Gilbert Report. Failure to develop those reserves would have a negative impact on future cash flow.

The interest or other costs of external funding are not included in the reserves and future net revenue estimates and would reduce reserves and future net revenue to some degree depending upon the funding sources utilized. ARC Resources does not anticipate that interest or other funding costs would make development of any Property uneconomic.

6. The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. ARC qualifies for two ARTC deductions.

7. Estimated future well abandonment costs related to a property have been taken into account by Gilbert in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs.

8. Both the constant and forecast price and cost assumptions assumed the continuance of current laws and regulations.

9. The extended character of all factual data supplied to Gilbert were accepted by Gilbert as represented. No field inspection was conducted.

10. THE ESTIMATES OF FUTURE NET REVENUE PRESENTED IN THE TABLES ABOVE DO NOT REPRESENT FAIR MARKET VALUE.

RECONCILIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE

The following table sets forth the reconciliation of ARC Resources' net reserves as at January 1, 2004, using forecast price and cost estimates derived from the Gilbert Report as required under NI 51-101 reconciled to ARC Resources' net proved reserves plus risk adjusted (50%) probable reserves as at January 1, 2003 prepared under NP 2B (net Established reserves). Net reserves as at January 1, 2004 and as at January 1, 2003 include working interest reserves plus royalties receivable less royalties payable.

                                RECONCILIATION OF
                                  NET RESERVES
                            BY PRINCIPAL PRODUCT TYPE
                            FORECAST PRICES AND COSTS

                                                                                                      ASSOCIATED AND NON-ASSOCIATED
                                    LIGHT AND MEDIUM OIL                      HEAVY OIL                          GAS
                              -------------------------------     -------------------------------    ------------------------------
                                                        Net                                Net                               Net
                                                      Proved                              Proved                            Proved
                                Net        Net         Plus        Net          Net        Plus        Net        Net        Plus
                              Proved     Probable    Probable     Proved      Probable   Probable    Proved    Probable    Probable
       FACTORS                (mbbl)      (mbbl)      (mbbl)      (mbbl)       (mbbl)     (mbbl)     (mmcf)     (mmcf)      (mmcf)
--------------------          ------     --------    --------     ------      --------   --------    ------    --------    --------
January 1, 2003(1)            71,095      16,154      87,249       4,040         669      4,709     281,820      41,440     323,260

 Extensions                    1,856      (1,286)        570           0           0          0       3,534      (1,202)      2,332
 Improved Recovery               449        (436)         13           0           0          0       1,203        (165)      1,038
 Technical                     3,210       3,791       7,001         295         241        536      29,778      12,863      42,641
Revisions(2)
 Discoveries                       0           0           0           0           0          0         878         218       1,096
 Acquisitions                 14,931       4,527      19,458           0           0          0     249,619      47,502     297,121
 Dispositions                 (8,631)     (1,773)    (10,404)          0           0          0     (30,710)     (3,670)    (34,380)
 Economic Factors               (866)         (2)       (868)        (18)          6        (12)       (680)         18        (662)
 Production                   (6,540)          0      (6,540)       (512)          0       (512)    (47,202)          0     (47,202)

January 1, 2004               75,504      20,975      96,479       3,805         916      4,721     488,240      97,004     585,244

                                      NATURAL GAS LIQUIDS                        TOTAL
                              --------------------------------     ---------------------------------
                                                         Net                                   Net
                                                       Proved                                 Proved
                                 Net        Net         Plus         Net          Net          Plus
                               Proved     Probable    Probable      Proved      Probable     Probable
       FACTORS                 (mbbl)      (mbbl)      (mbbl)       (mbbl)       (mbbl)       (mbbl)
------------------------      -------     --------    --------     -------      --------    --------
January 1, 2003(1)             7,567       1,176        8,743      129,672       24,906     154,578

 Extensions                       75         (20)          55        2,520       (1,506)      1,014
 Improved Recovery                45         (13)          32          695         (477)        218
 Technical                       325         272          597        8,792        6,448      15,240
Revisions(2)
 Discoveries                       1           0            1          147           37         184
 Acquisitions                  2,625         507        3,132       59,159       12,951      72,110
 Dispositions                   (630)        (72)        (702)     (14,379)      (2,457)    (16,836)
 Economic Factors                (29)          1          (28)      (1,026)           8      (1,018)
 Production                   (1,097)          0       (1,097)     (16,017)           0     (16,017)

January 1, 2004                8,882       1,851       10,733      169,564       39,910     209,474

Note:
(1) The evaluation of reserves as at January 1, 2003 was prepared under NP 2B. Under NP 2B, probable reserves were adjusted by a factor to account for the risk associated with their recovery. ARC Resources previously applied a risk factor of 50% in reporting probable reserves. Under NI 51-101, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by ARC Resources.

(2) Technical revisions include infill drilling additions of 5,182 mboe total proved, 697 mboe total probable, and 5,879 mboe proved plus probable.

The following table sets forth a reconciliation of ARC Resources' Company Interest reserves as at January 1, 2004, using forecast price and cost estimates derived from the Gilbert Report, reconciled to ARC Resources' proved plus risk adjusted (50%) of probable reserves as at January 1, 2003 (Company Interest Established reserves). The January 1, 2003 reserves were prepared under NP 2B. Company Interest reserves include working interest reserves plus royalties receivable but before deduction of royalties payable. This definition is consistent with the basis on which reserves were reported in prior years. The reconciliation set forth below is not required disclosure under NI 51-101; however, such information is included to assist the reader in comparing historical results to the current results during the period of transition from historical reporting requirements and practises and the new reporting regime under NI 51-101.

                                RECONCILIATION OF
                            COMPANY INTEREST RESERVES
                            BY PRINCIPAL PRODUCT TYPE
                            FORECAST PRICES AND COSTS

                                                                                                      ASSOCIATED AND NON-ASSOCIATED
                                    LIGHT AND MEDIUM OIL                      HEAVY OIL                            GAS
                              -------------------------------     -------------------------------    ------------------------------

                                      Company Interest                    Company Interest                  Company Interest
                              -------------------------------     -------------------------------    ------------------------------
                                                      Proved                              Proved                            Proved
                                                       Plus                                Plus                              Plus
                              Proved     Probable    Probable     Proved      Probable   Probable    Proved    Probable    Probable
       FACTORS                (mbbl)      (mbbl)      (mbbl)      (mbbl)       (mbbl)     (mbbl)     (mmcf)     (mmcf)      (mmcf)
--------------------          ------     --------    --------     ------      --------   --------    ------    --------    --------
January 1, 2003(1)            80,836      18,586      99,422       4,928         791      5,719     356,235      52,546     408,781

 Extensions                    2,108      (1,460)        648           0           0          0       4,343      (1,473)      2,870
 Improved Recovery               510        (495)         15           0           0          0       1,478        (201)      1,277
 Technical
Revisions(2)                   3,020       3,638       6,658         116         234        350      29,201      13,988      43,189
 Discoveries                       0           0           0           0           0          0       1,079         270       1,349
 Acquisitions                 17,642       5,720      23,362           0           0          0     307,553      59,746     367,299
 Dispositions                 (9,852)     (2,043)    (11,895)          0           0          0     (38,819)     (4,657)    (43,476)
 Economic Factors               (835)         (3)       (838)        (19)          7        (12)     (1,122)          3      (1,119)
 Production                   (7,743)          0      (7,743)       (610)          0       (610)    (59,926)          0     (59,926)

January 1, 2004               85,686      23,943     109,629       4,415       1,032      5,447     600,022     120,222     720,244


                                  NATURAL GAS LIQUIDS                          TOTAL
                              -------------------------------     -------------------------------

                                      Company Interest                    Company Interest
                              -------------------------------     -------------------------------
                                                      Proved                              Proved
                                                       Plus                                Plus
                              Proved     Probable    Probable     Proved      Probable   Probable
       FACTORS                (mbbl)      (mbbl)      (mbbl)      (mbbl)       (mbbl)     (mbbl)
--------------------          ------     --------    --------     ------      --------   --------
January 1, 2003(1)           10,503       1,597       12,100     155,640       29,731    185,371

 Extensions                     103         (28)          75       2,935       (1,734)     1,201
 Improved Recovery               61         (18)          43         817         (546)       271
 Technical
Revisions(2)                    143         306          449       8,145        6,511     14,656
 Discoveries                      2           0            2         182           45        227
 Acquisitions                 3,713         702        4,415      72,614       16,380     88,994
 Dispositions                  (874)        (98)        (972)    (17,196)      (2,917)   (20,113)
 Economic Factors               (35)          1          (34)     (1,076)           5     (1,071)
 Production                  (1,491)          0       (1,491)    (19,832)           0    (19,832)

January 1, 2004              12,125       2,462       14,587     202,229       47,475    249,704

Note:
(1) The evaluation of reserves as at January 1, 2003 was prepared under NP 2B. Under NP 2B, probable reserves were adjusted by a factor to account for the risk associated with their recovery. ARC Resources previously applied a risk factor of 50% in reporting probable reserves. Under NI 51-101, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by ARC Resources.

(2) Technical revisions include infill drilling additions of 6,288 mboe total proved, 837 mboe total probable and 7,125 mboe proved plus probable.

                          RECONCILIATION OF CHANGES IN
                    NET PRESENT VALUES OF FUTURE NET REVENUE
                           DISCOUNTED AT 10% PER YEAR
                                 PROVED RESERVES
                            CONSTANT PRICES AND COSTS

                                                                                                           2003
PERIOD AND FACTOR                                                                                          (MM$)
----------------------------------------------------------------------------------------------          ----------
Estimated Future Net Revenue at Beginning of Year                                                        1,941.9

         Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties(1)            (439.5)
         Net Change in Prices, Production Costs and Royalties Related to Future Production(2)             (350.8)
         Development Costs Incurred During the Period(3)                                                  148.6
         Changes in Estimated Future Development Costs(4)                                                 (77.2)
         Extensions and Improved Recovery(5)                                                               30.5
         Discoveries(5)                                                                                    2.3
         Acquisitions(5)                                                                                  686.6
         Dispositions(5)                                                                                 (167.7)
         Net Change Resulting from Revisions in Quantity Estimates & Economic Factors(5)(6)                66.7
         Accretion of Discount(7)                                                                         194.2
         Net Change in Income Taxes(8)                                                                      -
         Miscellaneous Differences                                                                        (15.1)

Estimated Future Net Revenue at End of Year                                                              2,020.5

Notes:
(1) Company actual before income taxes, excluding general and administrative expenses (revenue less royalties less operating costs)

(2) The impact of changes in prices and other economic factors on future net revenue

(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves

(4) The change in forecast development costs for the properties evaluated at the beginning of the period

(5)      End of period net present value of related reserves.

(6) Revisions in quantity estimates include infill drilling values of $53.0 MM total proved reserves.

(7)      Estimated as 10% of the beginning of period net present value

(8) The difference between forecast income taxes at beginning of the period and the actual taxes for the period plus forecast income taxes at the end of the period


ADDITIONAL INFORMATION RELATING TO RESERVES DATA

PROVED AND PROBABLE UNDEVELOPED RESERVES

Undeveloped reserves are attributed by Gilbert in accordance with standards and procedures contained in the COGE Handbook. Proved undeveloped reserves are those reserves that can be estimated with a high degree of certainty and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. Probable undeveloped reserves are those reserves that are less certain to be recovered than proved reserves and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

In some cases it will take longer than 2 years to develop these reserves. ARC Resources plans to develop the majority of the proved undeveloped reserves in the reserves evaluation over the next four years and plans to develop the probable undeveloped reserves over the next five years.

ARC Resources manages development activities to ensure facilities and gathering systems are properly utilized over the facility life which means scheduling capital over a longer period. ARC Resources develops assets in a methodical fashion to reduce risk by technically assessing the results of one annual drilling program before embarking on another drilling program.

SIGNIFICANT FACTORS OR UNCERTAINTIES

ARC Resources has a significant amount of proved undeveloped reserves assigned to the Dawson gas field in northeast British Columbia and the Hatton/Horsham gas fields in southwest Saskatchewan. Sophisticated and expensive technology is required for the Dawson wells to produce. At the current prices, these wells are economic; however, should gas prices fall materially, the wells would not be economic to drill. Similarly, the low rate gas wells in southwest Saskatchewan would also be uneconomic in a low price environment.

OTHER OIL AND GAS INFORMATION

ARC Resources' and ARC Sask.'s portfolio of Properties as at December 31, 2003 includes both unitized and non-unitized oil and natural gas production, all of which are subject to the Royalties. In general, the Properties contain long life, low decline rate reserves and include interests in several major oil and gas fields.

The information provided below relates to all of the Properties and operations of ARC Resources and ARC Sask. and various references to ARC Resources in this section of the Annual Information Form should be read as including ARC Sask.

PRINCIPAL PROPERTIES

The following is a description of the principal oil and natural gas properties of ARC Resources and ARC Sask. as at December 31, 2003. Reserve amounts are stated at January 1, 2004, based on escalated cost and price assumptions as evaluated in the Gilbert Report prepared by Gilbert (see "Statement of Reserves Data and Other Oil and Gas Information"). Information in respect of gross and net acres and well counts are as at December 31, 2003, and information in respect of production is for the year ended December 31, 2003 except where indicated otherwise. Due to the fact that ARC Resources and ARC Sask. have been active at acquiring additional interests in their principal properties, the working interest share and interest in gross and net acres and wells as at December 31, 2003 may not directly correspond to the stated production for the year which only includes production since the date the interests were acquired by ARC Resources or ARC Sask. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

All of the properties described below are located in the Western Canadian Sedimentary Basin and within the Canadian provinces of British Columbia, Alberta or Saskatchewan. The Company Interest reserves and production are comprised of reserves and production attributable to the working interests and royalties receivable (without reduction for royalties payable). The production data in the descriptions of the properties in the specific areas following the table are also Company Interest production. The Properties represent 46% of the total proved plus probable reserves as assigned by Gilbert in the Gilbert Report. There are no material properties to which reserves have been attributed which are capable of producing but which are not producing and there are no material statutory or mandatory relinquishments, surrenders, back-ins or changes in ownership provisions.

                                  Company Interest              Net Reserves and Production (NI-51-101)
                     ---------------------------------------    ---------------------------------------
                                                 Proved plus                               Proved plus
                                     Proved       probable                     Proved       Probable
                     Production     Reserves      Reserves      Production    Reserves      Reserves
                       (boe/d)       (mboe)         (mboe)       (boe/d)        (mboe)       (mboe)
                     ----------     --------     -----------    ----------    --------     ------------
Ante Creek              3,727        15,121        18,805         2,953        12,270        15,487
Pouce Coupe             2,050         4,737         5,525         1,491         3,487         4,070
Jenner                  2,105        12,985        15,260         1,905        11,753        13,769
Hatton                  1,998        11,463        12,892         1,790        10,711        12,060
Lougheed                2,921         8,290        10,677         2,128         6,572         8,497
Dawson                  1,616        18,724        24,794         1,181        14,512        19,267
Weyburn Unit            1,380         7,114         9,855         1,141         6,269         8,625
Sundre                  1,146         6,140         7,156           936         5,282         6,159
Caroline Swan           1,336         2,032         2,190         1,066         1,617         1,743
Hills Unit
Prestville                143         4,749         7,165           143         3,722         5,578

ANTE CREEK

The Ante Creek property is located in northwest Alberta. ARC Resources is the operator and owns an average working interest of 89%. During 2003, company interest production from the area averaged 3,727 boe/d of oil, gas and natural gas liquids from 89 net wells. During 2003, 16 new wells were drilled. Gilbert assigned company interest proved reserves of 15,121 mboe and company interest proved plus probable reserves of 18,805 mboe of oil, gas and natural gas liquids to this area, or 7.5% of total proved plus probable reserves.

POUCE COUPE

The Pouce Coupe property is located in northwest Alberta. ARC Resources is the operator and owns an average working interest of 66%. During 2003, company interest production from the area averaged 2,050 boe/d of oil, gas and natural gas liquids from 34 net wells. Gilbert assigned company interest proved reserves of 4,737 mboe and company interest proved plus probable reserves of 5,525 mboe of oil, gas and natural gas liquids to this area, or 2.2% of total proved plus probable reserves.

JENNER

The Jenner property is located in southeast Alberta. ARC Resources is the operator and owns an average working interest of 78%. During 2003, company interest production from the area averaged 2,105 boe/d of oil and natural gas from 567 net wells. During 2003, 43 new wells were drilled. Gilbert assigned company interest proved reserves of 12,985 mboe and company interest proved plus probable reserves of 15,260 mboe of oil and natural gas to this area, or 6.1% of total proved plus probable reserves.

HATTON

The Hatton property is located in southwest Saskatchewan. ARC Resources is the operator and owns an average working interest of 50%. During 2003, company interest production from the area averaged 1,998 boe/d of natural gas from 356 net wells. During 2003, 42 new wells were drilled. Gilbert assigned company interest proved reserves of 11,463 mboe and company interest proved plus probable reserves of 12,892 mboe of natural gas to this area, or 5.2% of total proved plus probable reserves.

LOUGHEED

The Lougheed property is located in southeast Saskatchewan. ARC Resources is the operator and owns an average working interest of 83%. During 2003, company interest production from the area averaged 2,921 boe/d of oil and natural gas liquids from 103 net wells. During 2003, 13 new wells were drilled.

Gilbert assigned company interest proved reserves of 8,290 mboe and company interest proved plus probable reserves of 10,677 mboe of oil and natural gas liquids to this area, or 4.3% of total proved plus probable reserves.

DAWSON

The Dawson property is located in northeast British Columbia. ARC Resources is the operator and owns an average working interest of 98%. During 2003, company interest production from the area averaged 1,616 boe/d of gas and natural gas liquids net to ARC Resources from 37 net wells. During 2003, 13 new wells were drilled. Gilbert assigned company interest proved reserves of 18,724 mboe and company interest proved plus probable reserves of 24,794 mboe of gas and natural gas liquids to this area, or 9.9% of total proved plus probable reserves.

WEYBURN UNIT

The Weyburn Unit is located in southeast Saskatchewan. EnCana Energy is the operator and ARC Resources owns working interest of 6.5% in the unit. During 2003, company interest production from the area averaged 1,380 boe/d of oil and natural gas liquids from 44 net wells. During 2003, 8 new wells were drilled. Gilbert assigned company interest proved reserves of 7,114 mboe and company interest proved plus probable reserves of 9,855 mboe of oil and natural gas liquids to this area, or 3.9% of total proved plus probable reserves.

SUNDRE

The Sundre property is located in central Alberta. ARC Resources is the operator and owns an average working interest of 89%. During 2003, company interest production from the area averaged 1,146 boe/d of oil, gas and natural gas liquids from 36 net wells. Gilbert assigned company interest proved reserves of 6,140 mboe and company interest proved plus probable reserves of 7,156 mboe of oil, gas and natural gas liquids to this area, or 2.9% of total proved plus probable reserves. ARC Resources is currently reviewing swaps, sales and other disposition alternatives for this property with a view to redeploying the proceeds in areas more strategic to ARC Resources.

CAROLINE SWAN HILLS UNIT

The Caroline Swan Hills Unit is located in central Alberta. Shell Canada is the operator and ARC Resources owns working interest of 2.2% in the unit. During 2003, company interest production from the area averaged 1,336 boe/d of gas and natural gas liquids from 0.3 net wells. Gilbert assigned company interest proved reserves of 2,032 mboe and company interest proved plus probable reserves of 2,190 mboe of gas and natural gas liquids to this area, or 0.9% of total proved plus probable reserves.

PRESTVILLE

The Prestville property is located in northwest Alberta. ARC Resources is the operator and owns an average working interest of 78%. During 2003, company interest production from the area averaged 143 boe/d of oil from 4 net wells. During 2003, 3 new wells were drilled. Gilbert assigned company interest proved reserves of 4,749 mboe and company interest proved plus probable reserves of 7,165 mboe of oil and natural gas to this area, or 2.9% of total proved plus probable reserves. ARC Resources intends to spend approximately 10% of its 2004 capital budget developing this property.

OIL AND GAS WELLS

The following table sets forth the number and status of wells in which ARC Resources has a working interest as at December 31, 2003.

                                              Oil Wells                               Natural Gas Wells
                             -----------------------------------------    -----------------------------------------
                                Producing            Non-Producing            Producing             Non-Producing
                             -----------------     -------------------    ------------------       ----------------
                              Gross       Net       Gross         Net      Gross       Net         Gross       Net
                             -------   -------     -------       -----    -------    -------       -----       ----
Alberta                      3,718.0     930.4       741.0       120.1    3,116.0    1,386.0       269.0       53.4
British Columbia               131.0       1.6        31.0         1.6      220.0       44.9        41.0       13.3
Saskatchewan                 1,816.0     653.8       253.0        82.6    3,633.0      615.6        68.0       22.1
Total                        5,665.0   1,585.8     1,025.0       204.3    6,969.0    2,046.5       378.0       88.8

PROPERTIES WITH NO ATTRIBUTABLE RESERVES

The following table sets out ARC Resources' undeveloped land holdings as at December 31, 2003.

                                           Undeveloped Acres
                                        ----------------------
                                          Gross           Net
                                        ---------      -------
          Alberta                         692,858      334,089
          British Columbia                 77,891       62,994
          Saskatchewan                    217,950       82,528
          Northwest Territories           276,262       27,880
          Total                         1,264,961      507,493

ARC Resources presently has no material work commitments on these lands. ARC Resources expects that rights to explore, develop and exploit 67,340 net acres of its undeveloped land holdings will expire by December 31, 2004.

FORWARD CONTRACTS

ARC Resources is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. A variety of derivative instruments are used to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. ARC Resources is exposed to losses in the event of default by the counterparties to these derivative instruments. ARC Resources manages this risk by diversifying its derivative portfolio amongst a number of financially sound counterparties. For information in relation to marketing arrangements, see "Other Oil and Gas Information - Marketing Arrangements".

ARC Resources' Board of Directors has approved a hedging program under which financial and physical hedges can be entered into in respect of commodity prices and foreign currency exchange rates. The Board has approved the hedging of up to 70% of the Trust's oil and natural gas liquids production for up to 12 months and up to 35% of oil and natural gas liquids production for the period commencing one year in the future for a maximum of 12 months. With respect to natural gas hedging, the Board has approved the hedging of up to 70% of the Trust's natural gas production for up to 24 months and up to 35% of natural gas production for the 36 month period thereafter (years three to five in the future). The above limits are restricted to a maximum of 50% on a boe basis for up to 12 months, up to 25% on a boe basis for the 12 month period thereafter (year two in the future) and up to 15% on a boe basis for the 36 month period thereafter (years three to five in the future).

A summary of financial and physical contracts in respect of hedging activities can be found in Note 9 to the Trust's audited consolidated financial statements for the year ended December 31, 2003 and under the heading "Hedging" in the Trust's management discussion and analysis and results of operations for the year ended December 31, 2003 and which is contained on pages 31 to 57, inclusive, of the Trust's 2003 Annual Report, both of which are incorporated herein by reference.

ADDITIONAL INFORMATION CONCERNING ABANDONMENT AND RECLAMATION COSTS

The following table sets forth information respecting future abandonment and reclamation costs for surface leases, wells, facilities and pipelines which are expected to be incurred by ARC Resources for the periods indicated.

                                        Abandonment and Reclamation            Abandonment and Reclamation
                                        Costs escalated at 1.5%                Costs Escalated at 1.5%
                                        Undiscounted                           Discounted at 10%
                                        ($MM)                                  ($MM)
                                        ---------------------------            ---------------------------
Total as at December 31, 2003           218                                    48.0
Anticipated to be paid in 2004          4.4                                    4.0
Anticipated to be paid in 2005          2.8                                    2.3
Anticipated to be paid in 2006          2.8                                    2.1

ARC Resources and ARC Sask. will each be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the Properties held by it upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow.

A reclamation fund was established to fund future asset retirement obligations costs. ARC Resources and ARC Sask. currently estimate that the future environmental and reclamation obligations in respect of the Properties held by them will aggregate approximately $218 million escalated at 1.5% per year (reflected in the 2003 financials statements as an asset retirement obligation of $66.7 million calculated by escalating costs at 1.5% per year and discounted at 7%). The Board of Directors of ARC Resources has approved contributions over a 20 year period which results in minimum annual contributions of $6.0 million ($4.0 million in 2002) based upon properties owned as at December 31, 2003 (less current year site reclamation and abandonment costs). During 2003, $1.9 million ($2.0 million for 2002) of actual expenditures were charged against the reclamation fund resulting in net contributions for the year of $3.6 million ($2.0 million in 2002).

ARC Resources estimates the costs to abandon and reclaim all its shut in and producing wells, facilities, gas plants, pipelines, batteries and satellites. No estimate of salvage value is netted against the estimated cost. ARC Resources' model for estimating the amount and timing of future abandonment and reclamation expenditures was done on an operating area level. Estimated expenditures for each operating area are based on the Alberta Energy Utilities Board methodology which details the cost of abandonment and reclamation in 8 specific geographic regions. Each region was assigned an average cost per well to abandon and reclaim the wells in that area.

The number of net wells for which Gilbert estimated ARC Resources will incur reclamation and abandonment costs is 695 non-producing wells and 3,418 producing wells.

Abandonment and reclamation costs have been estimated over a 50 year period. Facility reclamation costs are scheduled to be incurred in the year following the end of the reserve life of its associated reserves.

Only the abandonment costs associated with wells were deducted by Gilbert in estimating future net revenue in the Gilbert Report. The additional liability associated with well, pipelines and facilities reclamation costs, which were estimated to be $114 million ($26.3 million discounted at 10%), were not deducted in estimating future net revenue.

TAX HORIZON

As a result of the Trust's tax efficient structure, annual taxable income is transferred from its operating entities to the Trust and from the Trust to its Unitholders. This is primarily accomplished through the deduction of the royalties on underlying oil and gas properties and the deduction of interest on the Long Term Notes held by its operating subsidiaries. Therefore, it can be expected that no income tax liability would be incurred by the Trust for as long as the organization maintains this corporate tax structure.

CAPITAL EXPENDITURES

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to ARC Resources' activities for the year ended December 31, 2003:

                                           $MM
                                         --------
Property acquisition costs(1)
     Proved properties                   $536,218
     Undeveloped properties                23,763
Exploration costs(2)                       13,442
Development costs(3)                      138,963
Corporate costs                             3,359
Total                                    $715,745

Notes:
(1) Acquisitions net of dispositions of properties including the corporate acquisition of Star Oil & Gas Ltd.

(2) Cost of land acquired, geological and geophysical capital expenditures and drilling costs for 2003 exploration wells drilled.

(3)      Development and facilities capital expenditures.

EXPLORATION AND DEVELOPMENT ACTIVITIES

The following table sets forth the gross and net exploratory and development wells in which ARC Resources participated during the year ended December 31, 2003:

                             Exploratory Wells          Development Wells
                         -----------------------      --------------------
                          Gross           Net          Gross         Net
                         -------        --------      --------    --------
Light and Medium Oil        13             6.1          114         35.0
Natural Gas                 54            21.0          453        146.0
Service                     --              --           13          4.1
Dry                          2             0.0           10          1.5
Total:                      69            27.1          590        186.6

ARC Resources has an extensive capital program planned for the Prestville area of northern Alberta for 2004. The $20 million program includes the shooting of a 200 square kilometre 3D seismic program, drilling farm in wells, constructing a 20km oil sales pipeline and drilling up to 4 development wells.

Other areas where significant development activities are planned for 2004 include: Ante Creek where ARC Resources expects to drill 8 development wells and recomplete 4 wells; Dawson with 5 wells planned and an additional 3 recompletions; and the Jenner area of southeastern Alberta where ARC Resources plans to drill approximately 50 shallow gas wells.

PRODUCTION ESTIMATES

The following table sets out the volume of ARC Resources' production estimated for the year ended December 31, 2004 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Statement of Reserves Data and Other Oil and Gas Information - Disclosure of Reserves Data".

                                        Light and                                                  Natural Gas
                                        Medium Oil           Heavy Oil         Natural Gas            Liquids              BOE
                                         (bbls/d)             (bbls/d)            (mcf/d)             (bbls/d)            (BOE/d)
                                    ----------------     ---------------   -----------------     ---------------    ----------------
                                    Gross       Net      Gross       Net     Gross      Net       Gross      Net     Gross      Net
                                    ------    ------     -----     -----   -------   -------     -----     -----    ------    ------
Proved Producing                    19,990    16,841     1,280     1,251   158,555   126,865     3,915     2,882    51,611    42,118
Proved Developed Non-
Producing                              140       118         0         0     4,702     3,509        58        43       981       746
Proved Undeveloped                   1,141     1,007        11        11     6,400     4,959        36        28     2,255     1,872
Total Proved                        21,271    17,965     1,291     1,262   169,657   135,333     4,009     2,954    54,848    44,736
Total Probable                         643       536        26        22     2,966     2,252        43        35     1,207       968
Total Proved Plus
Probable                            21,914    18,502     1,317     1,284   172,623   137,585     4,053     2,988    56,054    45,705

PRODUCTION HISTORY

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

                                                               Quarter Ended 2003                  -------------
                                              -------------------------------------------------      Year Ended
(6:1)                                         Mar. 31         2003       Sept. 30       Dec. 31         2003
                                              -------       -------      --------       -------     -----------
Average Daily Production(1)
  Light and Medium Crude Oil (bbl/d)           21,065        24,078       23,522         22,851         22,886
  Gas (mmcf/d)                                117,310       175,706      182,039        180,773        164,180
  NGLs (bbl/d)                                  3,696         4,397        4,105          4,140          4,086
  Combined (BOE/d)                             44,313        57,759       57,968         57,120         54,335

Average Net Production Prices Received
  Light and Medium Crude Oil ($/bbl)         40.41           33.71        32.76          31.69          34.48
  Gas ($/mcf)                                 8.04            6.39         5.44           5.65           6.21
  NGLs ($/bbl)                               39.99           28.83        30.92          30.14          32.19
  Combined ($/BOE)                           44.29           37.12        33.86          34.05          36.87

Royalties Paid
  Light and Medium Crude Oil ($/bbl)          8.96            6.50         6.82           6.31           7.09
  Gas ($/mcf)                                 1.54            1.51         1.12           1.18           1.32
  NGLs ($/bbl)                                9.45            7.31         8.55           9.05           8.55
  Combined ($/BOE)                            9.14            7.86         6.90           6.93           7.61

Operating Expenses (2)(3)
  Light and Medium Crude Oil ($/bbl)          8.41            7.71         9.43           7.95           8.38
  Gas ($/mcf)                                 1.00            0.95         0.98           1.13           1.02
  NGLs ($/bbl)                                7.27            6.29         6.10           6.49           6.51
  Combined ($/BOE)                            7.26            6.57         7.35           7.24           7.10

Netback Received(5)
  Light and Medium Crude Oil ($/bbl)         23.04           19.50        16.51          17.43          19.01
  Gas ($/mcf)                                 5.50            3.93         3.54           3.34           3.87
  NGLs ($/bbl)                               23.27           15.23        16.27          14.60          17.13
  Combined ($/BOE)                           27.89           22.69        19.61          19.88          22.16

Notes:
(1)      Before deduction of royalties.

(2) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

(3) Operating recoveries associated with operated properties were excluded from operating costs and accounted for as a reduction to general and administrative costs.

(4) Netbacks are calculated by subtracting royalties and operating costs from revenues.

(5) A minor amount of production comes from heavy oil, resulting in insignificant netbacks. As a result, heavy oil net backs have been included in light/medium oil netbacks.

No property accounts for 8% or more of production disclosed above. For more information, see "Other Oil and Gas Information - Principal Properties".

MARKETING ARRANGEMENTS

NATURAL GAS

During 2003, ARC Resources continued its marketing strategy of increasing its level of direct control and diversification of marketing and transportation arrangements for its natural gas production.

The average natural gas price received during 2003 was $6.21 per mcf as compared to $4.41 for 2002. This price was achieved with a portfolio mix that on average through the year received fixed pricing for 23% of total production, AECO pricing for 57%, NYMEX pricing for 6%, Chicago Index Pricing for 7% and BC Station 2 pricing for 7%

To manage natural gas price volatility and to stabilize the revenue stream, the natural gas portfolio is directed towards maintaining:

1. a balanced exposure to both U.S. and Canadian spot and fixed price markets and aggregator netback arrangements;

2.       market-sensitive and hedgeable pricing terms and contract flexibility;
         and

3.       a high utilization of contracted pipeline and processing capacity.

CRUDE OIL AND NATURAL GAS LIQUIDS

Liquids production in 2003 was comprised of approximately 38% light quality crude oil (greater than 35(degree) API), 41% medium quality crude oil (25(degree) to 35(degree) API), 6% heavy quality crude (less than 25(degree)
API), 5% condensate and 10% natural gas liquids. Heavier quality crude oil (less than 25(degree) API) accounted for only 9% of production.

During 2003, average sales prices were $34.48 per bbl for oil and $32.19 per bbl for natural gas liquids; these prices compare to 2002 prices of $31.63 per bbl for oil and $24.01 per bbl for natural gas liquids. Crude oil is sold under short term contracts (30-180 days) while natural gas liquids are sold under annual arrangements. Industry pricing benchmarks for crude oil and natural gas liquids are continuously monitored to ensure optimal netbacks.

         ACQUISITIONS AND DISPOSITIONS

ARC Resources made numerous property acquisitions and dispositions during 2003. In aggregate, net of dispositions, ARC Resources made $560 million of net property and corporate acquisitions in the year. The largest acquisition was the April 2003 corporate acquisition of Star for $721.6 million prior to the related third party disposition of $78.2 million.

                               RECENT DEVELOPMENTS

On April 5, 2004 the Trust reorganized its five revolving bilateral credit facilities into one syndicated facility comprised of 8 lenders in aggregate with RBC Royal Bank as the Administrative Agent and the

Bank of Nova Scotia as the Syndication Agent. For more information in relation to the credit facilities, see "Other Information Respecting ARC Resources and ARC Sask. - Borrowing".

ARC Resources intends to issue US $125 million of senior secured fixed rate notes in two equal tranches. The first tranche has a term to maturity of ten years and a weighted average life of 7.5 years. The second tranche was issued with a term to maturity of 12 years. Both tranches are intended to be issued pursuant to a note purchase agreement with certain U.S. institutional investors.

With the issuance of the senior secured notes, the Trust's total credit facilities remain unchanged at approximately $620 million.

                         SHARE CAPITAL OF ARC RESOURCES

COMMON SHARES

ARC Resources has authorized for issuance an unlimited number of common shares of which 100 common shares are issued and outstanding and held by the Trust. The voting of such shares is delegated to ARC Resources under the Trust Indenture. The holders of common shares are entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of ARC Resources; to receive dividends as and when declared by Board of Directors of ARC Resources on the common shares as a class, and subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes; and in the event of any liquidation, dissolution or winding-up of ARC Resources, whether voluntary or involuntary, or any other distribution of the assets of ARC Resources among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of ARC Resources ranking in priority to the common shares in respect of return of capital on dissolution, to share rateably, together with the shares of any other class of shares of ARC Resources ranking equally with the common shares in respect of return of capital on dissolution, in such assets of ARC Resources as are available for distribution.

EXCHANGEABLE SHARES

ARC Resources is authorized to issue an unlimited number of Exchangeable Shares of which, as at December 31, 2003, 2,011,779 Exchangeable Shares are outstanding. The Exchangeable Shares rank prior to the common shares of ARC Resources, the second preferred shares of ARC Resources and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of ARC Resources; provided that notwithstanding such ranking ARC Resources shall not be restricted in any way from repaying indebtedness of ARC Resources to the Trust from time to time.

Holders of Exchangeable Shares are entitled to receive, as and when declared by the Board of Directors in its sole discretion, from time to time, cumulative preferential cash dividends in an amount per share equal to the ARC Resources Exchange Ratio on the preceding business day multiplied by the fair market value of a Trust Unit as at the preceding business day (determined on the basis of the weighted average price of the Trust Unit on the TSX for the 10 trading days preceding that date). It is not anticipated that dividends will be declared or paid on the Exchangeable Shares, however the Board of Directors has the right in its sole discretion to do so.

ARC Resources will not, without obtaining the approval of the holders of the Exchangeable Shares:

         (a) pay any dividend on the common shares of ARC Resources, second preferred shares of ARC Resources or any other shares ranking junior to the Exchangeable Shares, other than the stock dividends payable in common shares of ARC Resources or any such other shares ranking junior to the Exchangeable Shares;

         (b) redeem, purchase or make any capital distribution in respect of the common shares of ARC Resources, second preferred shares of ARC Resources or any other shares ranking junior to the Exchangeable Shares;

         (c) redeem or purchase any other shares of ARC Resources ranking equally with respect to the payment of dividends or on any liquidation distribution; or

         (d) issue any shares, other than Exchangeable Shares, second preferred shares of ARC Resources or common shares of ARC Resources, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

Notwithstanding the foregoing, the restrictions in paragraphs (a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid in full.

The Exchangeable Share Provisions entitle the holder to exchange each Exchangeable Share at any time into the number of Trust Units equal to the ARC Resources Exchange Ratio then in effect. The ARC Resources Exchange Ratio is determined by reference to the distributions paid on Trust Units in a given month and the current market price of the Trust Units.

The Exchangeable Shares provide holders with a security having economic, ownership and voting rights which are substantially equivalent to those of Trust Units. The Exchangeable Shares are maintained economically equivalent to the Trust Units by the progressive increase in the ARC Resources Exchange Ratio to reflect distributions paid by the Trust to Unitholders. The Exchangeable Shares are provided equivalent voting rights as Unitholders through the ARC Resources Exchangeable Share Voting and Exchange Trust Agreement pursuant to which the holders of Exchangeable Shares can direct the Trustee to vote at meetings of Unitholders.

Computershare Trust Company of Canada acts as the transfer agent for the Exchangeable Shares.

SECOND PREFERRED SHARES

ARC Resources also has authorized an unlimited number of Second Preferred Shares which may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Board of Directors of ARC Resources shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series. The Second Preferred Shares of each series shall rank behind the Exchangeable Shares and on a parity with the Second Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Second Preferred Shares are entitled to a preference over the Common Shares and over any other shares of ARC Resources ranking junior to the Second Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of ARC Resources, whether voluntary or involuntary, or any other distribution of the assets of ARC Resources among its shareholders for the purpose of winding-up its affairs. As at the date hereof, no Second Preferred Shares have been issued or are outstanding.

            OTHER INFORMATION RESPECTING ARC RESOURCES AND ARC SASK.

ADDITIONAL PROPERTIES

ARC Resources or ARC Sask. may acquire additional Properties and related tangible equipment and fund such acquisitions from production revenues, the proceeds of the Deferred Purchase Price Obligation (which, at the option of the Trust, may be financed from the net proceeds of any issue by the Trust of additional Trust Units or from the proceeds of disposition of the Royalties in respect of Properties which are disposed of unless ARC Resources or ARC Sask. determines not to reinvest such proceeds to pay down all or any portion of the Deferred Purchase Price Obligation), borrowings, farmouts or with working capital of ARC Resources or ARC Sask. Under the terms of the Royalty Agreements, capital expenditures and the cost of acquiring additional properties in any calendar year will not exceed 25% of the aggregate of all amounts received by the Trust, directly or indirectly, from ARC Resources and ARC Sask. for such year in royalty, interest distributions and other payments unless financed with borrowings, additional issuances of Trust Units or Properties disposition proceeds. See "Capital Expenditures".

ARC Resources or ARC Sask. may sell any of its interests in Properties and release the Royalties there from provided that the sale is approved by a Special Resolution of the Unitholders in the event the interests in the Properties being sold constitute greater than 25% of the Asset Value of all Properties. Sales of Properties for proceeds in excess of $10,000,000 are required to be approved by the Board of Directors of ARC Resources. The proceeds of a disposition of an interest in the Properties to the extent related to Canadian resource properties, as defined in the Tax Act, will be allocated 99% to the Trust after retiring any borrowing which relates to the Canadian resource property component of such interest in consideration for the release of the Royalties from such Properties.

In connection with the sale of any interests in the Properties, ARC Resources will determine whether the net proceeds of the sale should be reinvested on behalf of the Trust pursuant to the Deferred Purchase Price Obligation. Otherwise such proceeds will be distributed to Unitholders by the Trust.

CAPITAL EXPENDITURES

ARC Resources may approve future capital expenditures or farmouts under the terms of the Royalty Agreements. Future capital expenditures on the Properties will generally be of the type which are intended to maintain or improve production from the Properties. ARC Resources and ARC Sask. may finance capital expenditures from production revenues, the proceeds of the Deferred Purchase Price Obligation (which will be financed by the Trust issuing additional Trust Units or from the proceeds of disposition of the Royalties in respect of Properties which are disposed of), borrowings, farmouts or with working capital of ARC Resources or ARC Sask. Under the terms of the Royalty Agreements, capital expenditures and the cost of acquiring additional properties in any calendar year, will not exceed 25% of the aggregate of all amounts received by the Trust, directly or indirectly, from ARC Resources and ARC Sask. for such year in royalty, interest distributions and other payments unless financed with borrowings, additional issuances of Trust Units or Property disposition proceeds.

DEFERRED PURCHASE PRICE OBLIGATION

Under the terms of the Royalty Agreements, the purchase price of the Royalties includes the Deferred Purchase Price Obligation which recognizes that cash flows from any after-acquired property and certain capital expenditures will be subject to the Royalty for the benefit of Unitholders. The Deferred Purchase Price Obligation consists of an amount equal to 99% of the cost of, or any amount borrowed to acquire, a Canadian resource property (as defined under the Tax Act) acquired by ARC Resources or ARC Sask. subsequent to the grant of the Royalties and an amount equal to 99% of the cost of, or any amount borrowed to fund, certain designated capital expenditures incurred on the Properties. The Trust intends to finance the Deferred Purchase Price Obligations through additional issues of Trust Units or the application of the Royalty disposition proceeds.

BORROWING

ARC Resources and ARC Sask. borrow funds from time to time to finance the purchase of Properties, for capital expenditures or for other financial obligations or expenditures in respect of the Properties held by them or for working capital purposes. Borrowings to fund the purchase of Canadian resource properties, as defined in the Tax Act, may be repaid with funds received from the Trust pursuant to the Deferred Purchase Price Obligation. The Board of Directors of ARC Resources has approved a policy relating to borrowing which requires a quarterly assessment by management, subject to review by the Board of Directors of ARC Resources, of the appropriateness of borrowing levels. ARC Resources and ARC Sask. have granted security in priority to the Royalties to secure the loan of such funds.

Debt service charges on borrowed funds attributable to the Properties, including funds borrowed from the Trust, will be deducted in computing Royalty Income. The debt repayment will be scheduled to minimize any income tax payable by ARC Resources.

At December 31, 2003, the Trust had revolving credit facilities to a combined maximum of $620 million including US$65 million of Senior Secured Notes (the "Notes") at December 31, 2003. The revolving credit facilities each have a 364 day extendable period and a two year term. Borrowings under the facilities bear interest at bank prime or, at the Trust's option, bankers' acceptance plus a stamping fees. The first Notes were issued for an aggregate of US$35 million during 2000 pursuant to an Uncommitted Master Shelf Agreement. The first Notes bear interest at 8.05% and require equal principal payments of US$7 million over a five year period commencing in 2004. On October 18, 2002, ARC Resources issued a further US$30 million pursuant to the Master Shelf Agreement. These Notes bear interest at 4.94% and require equal principal payments of US$6 million over a 5 year period commencing 2006.

For further information in relation to the credit facilities of ARC Resources and ARC Sask., see "Recent Developments".

        ESCROW AGREEMENTS

As a condition of preceding with the Internalization Transaction certain holders of ARML shares entered into the Escrow Agreements, which are intended to enhance alignment between management and Unitholder interests. As a result of the escrow provision 9,013 Trust Units and 2,008,699 ARML Exchangeable Shares were placed in escrow at such time.

All the distributions received on the Trust Units (or attributable to Exchangeable Shares) held in escrow flow through to the underlying holders of the Trust Units or Exchangeable Shares. Distributions on the Trust Units are made directly to the holder of the escrowed Trust Units. Distributions attributable to Exchangeable Shares are, on the request of a holder of Exchangeable Shares, released periodically, by release of such number of Exchangeable Shares which reflect the increase in the number of Trust Units as a result of the Distributions on Trust Units to which such escrowed holder is entitled at the time. In the event of a change in control, ARC Resources or the Trust other than among affiliates, all Trust Units and Exchangeable Shares held in escrow are to be released. Securities held in escrow may be charged, pledged or encumbered, provided that the securities remain in escrow pursuant to the terms of the Escrow Agreements.

As at December 31, 2003, there are 245,982 Trust Units and 940,620 Exchangeable Shares received pursuant to the Internalization Transaction being held in escrow and released as to one-quarter on each August 28 for the immediately following four years.

In addition, 288,738 of the Exchangeable Shares currently held in escrow for holders of ARML Shares who were, at the date of the Internalization Transaction, officers of ARC Resources or directors of ARC Financial Corporation will be forfeited if the individual ceases to be an employee, director, of officer of ARC Resources, any other affiliate of the Trust, ARC Financial Corporation or any other member of the ARC Financial group of companies in the first year after the closing date of the Internalization Transaction, such percentage declines evenly on August 28 over the following four year period. Any such Trust Units or ARML Exchangeable Shares will be redistributed among the remaining members of this group. In the event of a change in control of the Trust, the forfeiture provisions will be cancelled.

The escrow provisions and forfeiture provisions are intended to enhance alignment between management and unitholder interests.

INSURANCE

ARC Resources and ARC Sask. carry insurance policies to provide protection for their working interests in the Properties at or above industry standards. Insurance policies covers property damage, general liability and, for certain properties, business interruption. The ongoing level, type and maintenance of insurance are determined by ARC Resources based upon the availability and cost of such insurance and ARC Resources' perception of the risk of loss.

RETENTION BONUSES AND EXECUTIVE EMPLOYMENT AGREEMENTS

As a condition of the Internalization Transaction, ARML declared the Retention Bonuses to the ARML Officers, compromised of the Chief Executive Officer and the five Vice-Presidents of ARC Resources on August 28, 2002. This payment is to be made in equal increments of an aggregate of $1,000,000 per year for five years but only if the individual remains employed by ARC Resources or another affiliate of the Trust. The Retention Bonuses were funded by an effective reduction in the purchase price resulting in the existing holders of ARML shares paying for this management retention program. The relevant portion of the unpaid Retention Bonus will not be paid to any departing officer.

                        INFORMATION RELATING TO THE TRUST

TRUST UNITS

A maximum of 650,000,000 Trust Units have been created and may be issued pursuant to the Trust Indenture. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder will be liable to pay any further calls or assessments in respect of the Trust Units. No conversion, retraction, redemption or pre-emptive rights attach to the Trust Units.

SPECIAL VOTING UNIT

The Trust Indenture also provides for the issuance of special voting units which are to be issued to a trustee and which are entitled to such number of votes at meetings of Unitholders equal to the number of Trust Units reserved for issuance that such special voting units represent, such number of votes and any other rights or limitations prescribed by the Board of Directors of ARC Resources when the Board authorizes issuing such special voting units.

A Special Voting Unit has been designated by the Board of Directors of ARC Resources as the "Special Voting Unit, Exchangeable Shares ("Special Voting Unit"). The Special Voting Unit possesses a number of votes for the election of directors of ARC Resources and on all other matters submitted to a vote of Unitholders equal to the number of outstanding Exchangeable Shares from time to time not owned by

Trust or ARC Subco. The holders of Trust Units and the holder of the Special Voting Unit vote together as a single class on all matters.

In the event of any liquidation, dissolution or winding-up of Trust, the holder of the Special Voting Unit will not be entitled to receive any assets of Trust available for distribution to its holders of Trust Units. The holder of the Special Voting Unit will not be entitled to receive dividends. The Special Voting Unit has been issued to Computershare Trust Company of Canada, as trustee, under the Voting and Exchange Trust Agreement. At such time as the Special Voting Unit has no votes attached to it because there are no Exchangeable Share outstanding not owned by Trust or ARC Subco, the Special Voting Unit will be cancelled.

THE TRUST INDENTURE

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the Trustee and the form of Trust Unit certificates. The Trust Indenture may be amended from time to time. Substantive amendments to the Trust Indenture, including early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety requires approval by Special Resolution of the Unitholders. Any approval or consent of Unitholders in relation to any matter required by any regulatory body will require a majority of, or such other level of approval of Unitholders as may be stipulated by such regulatory authority, including as to the exclusion of interested or other Unitholders in the calculation of such level of approval. See "Meetings and Voting".

The following is a summary of certain provisions of the Trust Indenture. For a complete description of such indenture, reference should be made to the Trust Indenture, copies of which may be viewed at the offices of, or obtained from, the Trustee.

TRUSTEE

Computershare Trust Company of Canada is the trustee of the Trust and also acts as the transfer agent for the Trust Units. The Trustee is responsible for, among other things: (a) accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto; (b) maintaining books and records of the Trust and providing timely reports to holders of Trust Units; and (c) paying cash distributions to Unitholders. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The term of the Trustee's appointment is until the next annual meeting of Unitholders. At each annual meeting the Trustee may be reappointed or changed as determined by a majority of the votes cast at such meeting of the Unitholders. The Trustee may resign upon 60 days' notice to the Trust. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

ARC Resources presently administers the Trust on behalf of the Trustee. ARC Resources, on behalf of the Trustee, keeps such books and records as are necessary for the proper recording of the business transactions of the Trust.

The Trust Indenture provides that the Trustee shall be under no liability for any action or failure to act unless such liabilities arise out of the Trustee's gross negligence, wilful default or fraud. The Trustee, where it has met its standard of care, shall be indemnified out of the assets of the Trust for any taxes or other government charges imposed upon the Trustee in consequence of its performance of its duties but shall have no additional recourse against Unitholders. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

FUTURE OFFERINGS

Under the Trust Indenture, the Trust may offer additional Trust Units or rights to acquire additional Trust Units at such times and on such terms as the Board of Directors of ARC Resources may determine. Pursuant to the Deferred Purchase Price Obligation, the Royalties will attach to the interests of ARC Resources or ARC Sask. in any additional Properties they may acquire from time to time. At the option of the Trust, the net proceeds from any offerings may be used to finance the acquisition of additional Properties should such interests be available on terms and conditions acceptable to ARC Resources on behalf of Unitholders or to repay indebtedness incurred by ARC Resources in connection with such acquisitions.

MEETINGS AND VOTING

Annual meetings of the Unitholders will be held annually. Special meetings of Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon the written request of Unitholders holding in aggregate not less than 20% of the Trust Units. Notice of all meetings of Unitholders shall be given to Unitholders at least 21 days prior to the meeting.

Unitholders will be entitled at each annual meeting to appoint the Trustee, to appoint the auditors of the Trust and to elect all the members of the Board of Directors of ARC Resources.

MANAGEMENT OF THE TRUST

The Trust Indenture provides for delegation to ARC Resources by the Trustee of broad discretion to administer and manage the day to day operations of the Trust Fund, which includes responsibility and authority to make executive decisions on behalf of all of the direct or indirect subsidiaries of the Trust and to exercise the powers of the Trustee. Without limitation of the foregoing, ARC Resources has been specifically delegated to provide certain administrative and support services to the Trust, including those necessary: (i) to ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation; (ii) to provide investor relations services; (iii) to provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Trust Indenture; (iv) to call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of Unitholders; (v) to determine the amounts payable from time to time to Unitholders and to arrange for distributions to Unitholders of Distributable Income; and (vi) to determine the timing and terms of future offerings of Trust Units, if any.

ARC Resources has accepted all such delegation and has agreed that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably production person would exercise in comparable circumstances.

ARC FINANCIAL ADVISORY AGREEMENT
ARC Resources, the Trust, ARML and ARC Financial Corporation entered into the ARC Financial Advisory Agreement dated August 28, 2002 whereby ARC Financial Corporation agreed to provide certain ongoing research and strategic services to the Trust for a five year period without cost to the Trust. This ensures the continuing availability of research and strategic advice in the energy sector, which has been beneficial to the Trust in the past. ARC Financial Corporation has also agreed not to, and will use reasonable commercial efforts, to cause any of the ARC Financial group of companies, not to act as manager or promoter of another publicly listed energy related trust for a period of five years, with certain exceptions relating to the ARC venture capital activities carried out by any member of the ARC Financial group of companies.

LIMITATION ON NON-RESIDENT OWNERSHIP

In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust must not be established or maintained primarily for the benefit of non-residents of Canada ("non-residents") within the meaning of the Tax Act. Accordingly, the Trust Indenture provides that the Trust, by or through ARC Resources on the Trust's behalf, shall, among other things, take all necessary steps to monitor the ownership of the Trust Units in order that the Trust complies with the requirements under the Tax Act for "unit trusts" and "mutual fund trusts" at all relevant times such that the Trust maintains the status of a unit trust and a mutual fund trust for the purposes of the Tax Act. The Trust Indenture also provides that if at any time the Trust or ARC Resources becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trust, by or through ARC Resources on the Trust's behalf, shall take such action as may be necessary to carry out the foregoing intentions.

RIGHT OF REDEMPTION

Trust Units will be redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Trust, all rights to and under the Trust Units tendered for redemption shall be surrendered and the holder thereof shall be entitled to receive a price per Unit ("Market Redemption Price") equal to the lesser of: (i) 90% of the market price, being the weighted average trading price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for redemption; and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are surrendered for redemption.

The aggregate cash Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month; provided that the entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to a number of conditions, including the condition that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for retraction in the same calendar month must not exceed $100,000 provided that such condition may be waived at the discretion of the Board of Directors of ARC Resources in respect of any calendar month.

If a Unitholder is not entitled to receive cash upon the redemption of Trust Units then the Market Redemption Price for such Trust Units shall be paid on the last day of the following month by the Trust distributing unsecured promissory notes of ARC Resources ("ARC Resources Notes") having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, which notes will bear interest at the rate of 6% per annum and will mature on the 15th anniversary of the date of issuance.

It is anticipated that the foregoing retraction right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. ARC Resources Notes which may be distributed IN SPECIE to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in the ARC Resources Notes. ARC Resources Notes may be subject to resale restrictions under applicable securities laws. ARC Resources Notes so distributed may be qualified investments for trusts governed by registered retirement savings plans, registered retirement income trusts and deferred profit sharing plans.

TERMINATION OF THE TRUST

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of the Unitholders.

Unless the Trust is terminated or extended by vote of the Unitholders earlier, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2095. In the event that the Trust is wound-up, the Trustee will liquidate all the assets of the Trust, pay, retire, discharge or make provision for some or all obligations of the Trust and then distribute the remaining proceeds of sale to Unitholders.

REPORTING TO UNITHOLDERS

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31. The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

Unitholders are entitled to inspect, during normal business hours, at the offices of the Trustee, and, upon payment of reasonable reproduction costs, to receive photocopies of the Royalty Agreement, the Trust Indenture and a listing of the registered holders of Trust Units.

DISTRIBUTION REINVESTMENT AND OPTIONAL TRUST UNIT PURCHASE PLAN

A Distribution Reinvestment and Optional Trust Unit Purchase Plan has been established for the Trust to provide Unitholders who are residents of Canada (within the meaning of the Tax Act) with a method of reinvesting cash distributions by purchasing additional Trust Units.

UNITHOLDER RIGHTS PROTECTION PLAN

On June 7, 1999, the Unitholders approved a Unitholder Rights Protection Plan (the "Rights Plan"), which was implemented pursuant to an agreement (the "Rights Plan Agreement") between ARC Resources and Montreal Trust Company (as of April 10, 2002, Computershare Trust Company of Canada), as rights agent immediately following approval by Unitholders at the meeting held on such date. The purposes of the Rights Plan, are, firstly, to afford both Unitholders and the Board of Directors of ARC Resources adequate time to assess an offer made for shares of the Trust and to pursue, explore and develop alternative courses of action in an attempt to maximize unitholder value. Secondly, the purpose of the Rights Plan is to protect Unitholders from unfair, abusive or coercive takeover strategies, including the acquisition of control of the Trust by a bidder in a transaction or series of transactions that does not treat all Unitholders equally or fairly or that does not afford all Unitholders an equal opportunity to share in any premium paid upon an acquisition of control. The Board of Directors of ARC Resources has determined to allow the Rights Plan to terminate on the close of business on the first business day following the annual general meeting of Unitholders to be held on May 12, 2004.

                              CORPORATE GOVERNANCE

GENERAL

In general, ARC Resources has been delegated substantially all of the management decisions of the Trust. The Unitholders are entitled to elect all of the Board of Directors of ARC Resources pursuant to the terms of the Trust Indenture. The Articles of ARC Resources provides that the Board of Directors of ARC Resources shall consist of a minimum of three and a maximum of nine directors.

TRUST INDENTURE

Pursuant to the Trust Indenture, Unitholders are entitled to direct the manner in which the Trust will vote its shares in ARC Resources at all meetings in respect of matters, relating to the election of the directors of ARC Resources, approving its financial statements and appointing auditors of ARC Resources who shall be the same as the auditors of the Trust. Prior to the Trust voting its shares in ARC Resources, in respect of such matters, each Unitholder is entitled to vote in respect of the matter on the basis of one vote per Trust Unit held, and the Trust is required to vote its shares in ARC Resources in accordance with the result of the vote of Unitholders.

DECISION MAKING

The Board of Directors of ARC Resources has a mandate to supervise the management of the business and affairs of the Trust, ARC Resources and the other direct or indirect subsidiaries of the Trust and to act with a view to the best interests of the Trust and ARC Resources. The Board of Directors of ARC Resources supervises the management of the business and affairs of the subsidiaries of the Trust. The Board of Directors' mandate includes: (a) the responsibility for managing its own affairs; (b) monitoring of management of and activities of the Trust; (c) reviewing strategic operating, capital and financial plans; and (d) compliance reporting and corporate communications. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $10,000,000; (ii) the approval of capital expenditure budgets; and
(iii) establishment of credit facilities are made by the Board of Directors of ARC Resources. In addition, the Trustee has delegated broad discretion in relation to the day to day operations of the Trust Fund to the Board of Directors of ARC Resources including all decisions relating to: (i) matters relating to any offers for Trust Units; (ii) issuances of additional Trust Units; and (iii) the determination of the amount of distributable income. Any amendment to the royalty agreement between either ARC Resources or ARC (Sask.) Energy Trust and the Trust requires the approval of the Board of Directors of ARC Resources on behalf of the Trust. The Board of Directors of ARC Resources holds regularly scheduled meetings at least quarterly to review the business and affairs of the subsidiaries of the Trust and make any necessary decisions relating thereto.

The Trust Indenture gives to the Board of Directors of ARC Resources the authority to exercise the rights, powers and privileges for all matters relating to the maximization of Unitholder value in the context of an Offer including any Unitholder rights protection plan, any defensive action to an Offer, any Directors Circular in response to an Offer, any regulatory or court proceeding relating to an Offer and any related or ancillary matter.

Additional information in respect of corporate governance matters is contained in the Annual Meeting 2004 Information Circular.

BOARD OF DIRECTORS OF ARC RESOURCES

ARC Resources has a Board of Directors consisting of eight individuals, all of whom have been elected by the Unitholders, including by the holders of the Exchangeable Shares through the Special Voting Unit.

The name, municipality of resident, position held and principal occupation of each director and officer of ARC Resources are set out below:

        Name and                                  Offices Held
   Municipality of Residence                  and Time as Director                           Principal Occupation
-----------------------------         ----------------------------------        ------------------------------------------
Mac H. Van Wielingen(1)(3)(4)(5)      Chairman of the Board and Director        Co-Chairman of ARC Financial Corporation
Van Wielingen(1)(3)(4)(5)             since May 3, 1996                         (an investment management company)
Calgary, Alberta

Walter DeBoni(1)(3)(4)                Vice Chairman and Director since          Vice-President, Canada Frontier &
Calgary, Alberta                      June 26, 1996                             International Business of Husky Energy Inc.
                                                                                (a public oil and gas company)
John P. Dielwart                      President, Chief Executive Officer        President and Chief Executive Officer of
Calgary, Alberta                      and Director since May 3, 1996            ARC Resources

John M. Beddome(2)(4)                 Director since May 3, 1996                Independent Businessman
Calgary, Alberta

Frederic C. Coles(2)(3)               Director since May 3, 1996                Independent Businessman
Calgary, Alberta

Fred J. Dyment(1)(2)                  Director since April 17, 2003             Independent Businessman
Calgary, Alberta

Michael M. Kanovsky(1)(2)             Director since May 3, 1996                Independent Businessman
Victoria, B.C.

John M. Stewart(3)(4)(5)              Director since February 11, 1998          Vice Chairman of ARC Financial Corporation
Calgary, Alberta

Doug J. Bonner                        Vice-President, Engineering               Vice-President, Engineering of ARC Resources
Calgary, Alberta

David P. Carey                        Vice President, Business Development      Vice President, Business Development of ARC
Calgary, Alberta                                                                Resources

Danny G. Geremia                      Treasurer                                 Treasurer of ARC Resources
Calgary, Alberta

Susan D. Healy                        Vice-President, Land                      Vice-President, Land of ARC Resources
Calgary, Alberta

Steven W. Sinclair                    Vice-President, Finance and Chief         Vice-President, Finance and Chief Financial
Calgary, Alberta                      Financial Officer                         Officer of ARC Resources

Myron M. Stadnyk                      Vice-President, Operations                Vice-President, Operations of ARC Resources
Calgary, Alberta

        Name and                                  Offices Held
   Municipality of Residence                  and Time as Director                           Principal Occupation
-----------------------------         ----------------------------------        ------------------------------------------
Allan R. Twa                          Secretary                                 Partner, Burnet, Duckworth & Palmer LLP
Calgary, Alberta                                                                (barristers and solicitors)

Notes:

(1)      Member of Audit Committee.

(2)      Member of Reserve Audit Committee.

(3)      Member of Human Resource and Compensation Committee.

(4)      Member of Board Governance Committee.

(5)      Member of Management Advisory Committee.

For further information in relation to the background of the directors of ARC Resources, see the Annual Meeting 2004 Information Circular under the heading "Matters to be Acted Upon at Meeting - Election of Directors of ARC Resources", which is hereby incorporated by reference into this Annual Information Form. The following comprises a brief description of the background of the officers of ARC Resources.

JOHN P. DIELWART, B.SC., P.ENG.

Mr. Dielwart is President and CEO of ARC Resources and has overall management responsibility for the Trust. Prior to joining ARC in 1994, Mr. Dielwart spent 12 years with a major Calgary based oil and natural gas engineering consulting firm, as senior vice-president and a director, where he gained extensive technical knowledge of oil and natural gas properties in western Canada. He began his career working for five years with a major oil and natural gas company in Calgary. Mr. Dielwart is a member of the Associate of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA). Mr. Dielwart is currently past Chairman of the board of governors for the Canadian Association of Petroleum Producers (CAPP). He holds a Bachelor of Science with Distinction (Civil Engineering) degree, University of Calgary. Mr. Dielwart is a director of ARC Financial Corporation. He has been a director of ARC Resources since 1996.

STEVEN W. SINCLAIR, B. COMM., CA

Mr. Sinclair is Vice-President Finance and Chief Financial Officer of ARC Resources and oversees all of the financial affairs of the Trust. Mr. Sinclair has a Bachelor of Commerce from the University of Calgary, obtained his Chartered Accountant's designation in 1981 and has over 20 years experience within the finance, accounting and taxation areas of the oil and gas industry. Mr. Sinclair has been with the Trust since 1996.

DOUGLAS J. BONNER, B.SC., P.ENG.

Mr. Bonner is Vice-President, Engineering of ARC Resources and is responsible for all exploitation and development activities. He holds a B.Sc. in Geological Engineering from the University of Manitoba. Mr. Bonner's major area of expertise is reservoir engineering and he has extensive technical knowledge of oil and natural gas fields throughout western Canada, the east coast and northern Canada. Mr. Bonner is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Prior to joining ARC Resources in 1996, Mr. Bonner spent 18 years with various major oil and natural gas companies in positions of increasing responsibility.

DAVID P. CAREY, B.SC., P.ENG., MBA

Mr. Carey is Vice-President, Business Development of ARC Resources and is responsible for all facets of business development and investor relations. He holds both a B.Sc. in Geological Engineering and a

MBA from Queen's University. Mr. Carey brings over 20 years of diverse experience in the Canadian and international energy industries covering exploration, production and project evaluations in western Canada, oilsands, the Canadian frontiers and internationally. Mr. Carey is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Prior to joining ARC Resources in 2001, Mr. Carey held senior positions with Athabasca Oil Sands Investments Inc. and a major Canadian oil and gas company.

DANNY G. GEREMIA, B. COMM., CA

Mr. Geremia is Treasurer of ARC Resources and is responsible for all treasury-related activities. Mr. Geremia has a Bachelor of Commerce from the University of Calgary and obtained his Chartered Accountant's designation in 1999. Prior to joining the Trust in December 1999, Mr. Geremia worked with a major public accounting firm in both their audit and taxation departments. Mr. Geremia is currently a member of the Treasury Management Association of Canada.

SUSAN D. HEALY, P. LAND

Ms. Healy, Vice-President, Land is responsible for all land related activities for ARC Resources. Ms. Healy joined the Trust at inception in July 1996, bringing with her over 17 years of diverse experience gained from working with junior and senior oil and gas companies. Ms. Healy has a Professional Land designation granted by the Canadian Association of Petroleum Landmen.

MR. MYRON M. STADNYK, B.SC., P.ENG.

Mr. Stadnyk is Vice-President, Operations of ARC Resources and is responsible for all of ARC Resources' operational activities. He has 18 years experience in all aspects of oil and gas production operations. Prior to joining ARC Resources in 1997, Mr. Stadnyk worked with a major oil and gas company in both domestic and international operations and oil and gas facility design and construction. He has a B.Sc. in Mechanical Engineering and is a member of the Association of Professional Engineers, Geologists and Geophysicists in Alberta and Saskatchewan.

ALLAN R. TWA, Q.C.

A member of the Alberta Bar since 1971, Mr. Twa is a partner in the law firm Burnet, Duckworth & Palmer LLP. Mr. Twa holds a B.A. (Political Science) from the University of Calgary, a LL.B. from the University of Alberta and a LL.M. from the University of London, England. Over the last 25 years, Mr. Twa has been engaged in a legal practice involving legal administration of public companies and trusts, corporate finance, and mergers and acquisitions. Mr. Twa is the Corporate Secretary.

Allan R. Twa, the Secretary of ARC Resources, was a director of Bracknell Corporation until November 1, 2001 at which time Mr. Twa and the other directors of Bracknell resigned. At that time the principal bankers of Bracknell had given notice of default under Bracknell's credit facilities and expressed their intent to realize on their security. Bracknell consented to those proceedings.

Mac Van Wielingen is the Chairman and a Director of ARC Resources and Allan R. Twa is the Secretary of ARC Resources. Mr. Van Wielingen and Mr. Twa were directors of Gauntlet Energy Corporation which secured creditor protection pursuant to the COMPANIES' CREDITORS ARRANGEMENT ACT on June 17, 2003 and was subsequently acquired by Ketch Resources Ltd. in December, 2003.

All of the directors of ARC Resources were elected on April 17, 2003 to hold office until the next annual general meeting of ARC Resources. As at March 31, 2004, the directors and officers of ARC Resources, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 802,834 Trust Units or approximately 0.4 percent of the issued and outstanding Trust

Units, and 1,141,135 Exchangeable Shares or approximately 37.4% of the issued and outstanding Exchangeable Shares.

                              CONFLICTS OF INTEREST

Circumstances may arise where members of the Board of Directors of ARC Resources serve as directors or officers of corporations which are in competition to the interests of ARC Resources and the Trust. No assurances can be given that opportunities identified by such board members will be provided to ARC Resources and the Trust.

The BUSINESS CORPORATIONS ACT (Alberta) provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under such Act. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of such Act.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                FINANCIAL SUMMARY
                     ($000'S, EXCEPT PER TRUST UNIT NUMBERS)

                                                    Year Ended               Year Ended             Year Ended
                                                 December 31, 2003       December 31, 2002      December 31, 2001
                                                 -----------------       -----------------      -----------------
EARNINGS INFORMATION
Revenue                                                 731,233              $444,835               $515,596
Royalties                                               150,995               $85,155               $112,209
Expenses(1)                                             383,581              $316,567               $289,605
Future Income Tax Recovery(1)                            93,544               $27,934                $21,690
Net Income (loss)(1)                                    290,201               $71,047               $135,472
Income (loss) per trust unit(1)
Basic                                                     $1.85                 $0.59                  $1.33
Diluted                                                   $1.82                 $0.59                  $1.32

DISTRIBUTABLE INCOME INFORMATION
Distributable Income                                    279,328              $183,617               $234,053
Distributable Income per trust unit                       $1.80                 $1.56                  $2.31

BALANCE SHEET INFORMATION
Total Assets(1)                                       2,281,775            $1,494,647             $1,335,752
Long Term Debt                                          232,402              $337,728               $294,489
Trust Units Outstanding and trust units                 182,777               126,444                111,692
Reserved for Exchangeable Shares at Year End

Note:

(1) Financial results have been restated for years 2001 and 2002. The restatement was the result of the retroactive application of the change in accounting policy relating to asset retirement obligations that was implemented in the fourth quarter of 2003. The restatement affected total assets, expenses, future income tax recovery, net income and income per trust unit.

                          DISTRIBUTIONS TO UNITHOLDERS

The following per Trust Unit distributions have been made in the last three completed financial years:

                2001            Distribution Per Trust Unit
          ---------------       ---------------------------
          First Quarter                    $0.60
          Second Quarter                   $0.66
          Third Quarter                    $0.60
          Fourth Quarter                   $0.45

                  2002
          First Quarter                    $0.39
          Second Quarter                   $0.39
          Third Quarter                    $0.39
          Fourth Quarter                   $0.39

                  2003
          First Quarter                    $0.45
          Second Quarter                   $0.45
          Third Quarter                    $0.45
          Fourth Quarter                   $0.45

Cash distributions paid to Unitholders in 2001 were 32 percent tax deferred, 2002 cash distributions were 32 percent tax deferred and 2003 cash distributions were 15% percent tax deferred.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the information under the heading "Management's Discussion and Analysis" on pages 31 to 57, inclusive, of the Trust's 2003 Annual Report, which pages are incorporated herein by reference.

                              INDUSTRY REGULATIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of ARC Resources in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and ARC Resources is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

PRICING AND MARKETING OIL AND NATURAL GAS

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The lack of firm pipeline capacity continues to limit the ability to produce and market natural gas production although pipeline expansions are ongoing. In addition, the prorationing of capacity on the interprovincial pipeline systems continues to limit oil exports.

THE NORTH AMERICAN FREE TRADE AGREEMENT

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

PROVINCIAL ROYALTIES AND INCENTIVES

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m3 and 25% at prices at and above $210 per m3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty programs for specific wells and royalty reductions reduce the amount of Crown royalties paid by ARC Resources to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

LAND TENURE

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

ENVIRONMENTAL REGULATION

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Alberta Environmental Protection and Enhancement Act (the "APEA"), which came into force on September 1, 1993. The APEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. ARC Resources is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. ARC Resources believes that it is in material compliance with applicable environmental laws and regulations. ARC Resources also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

In December 2002 the Government of Canada ratified the Kyoto Protocol. This protocol calls for Canada to reduce its greenhouse gas emissions to 6 percent below 1990 levels during the period between 2008 and 2012. The protocol will only become legally binding when it is ratified by at least 55 countries, covering at least 55 percent of the emissions addressed by the protocol. If the protocol becomes legally binding, it is expected to affect the operation of all industries in Canada, including the oil and gas industry. As details of the implementation of this protocol have yet to be announced, the effect on ARC Resources cannot be determined at this time.

                         QUARTERLY FINANCIAL INFORMATION

                                                   2003                                                2002
                            --------------------------------------------------   ---------------------------------------------------
                               Fourth      Third        Second        First         Fourth      Third         Second       First
                              Quarter     Quarter       Quarter      Quarter       Quarter      Quarter       Quarter      Quarter
                            -----------  -----------  -----------  -----------   -----------  -----------   -----------  -----------
                                                        (thousands except per Trust Unit amounts)
EARNINGS INFORMATION
Revenue                     $   178,927  $   180,596  $   195,081  $   176,629   $   117,639  $   113,625   $   112,707  $   100,864
Royalties                        36,408       36,817       41,331       36,439        24,906       21,493        21,195       17,561
Expenses(1)                     104,421      111,514       96,764       70,882        71,152      102,183        69,044       74,188
Future Income Tax                16,367        9,270       71,173       (3,266)        6,793        7,312         7,175        6,654
Recovery(1)
Net Income (loss)                54,465       41,535      128,159       66,043        28,374       (2,739)       29,643       15,769
Income (loss) per
trust unit(1)
Basic                              0.31         0.25         0.85         0.50          0.22        (0.02)         0.26         0.14
Diluted                            0.31         0.25         0.79         0.50          0.22        (0.02)         0.26         0.14

DISTRIBUTABLE
INCOME INFORMATION
Distributable Income        $    78,603  $    73,890  $    67,495  $    59,340   $    48,060  $    47,644   $    44,684  $    43,229
Distributable
Income per trust                   0.45         0.45         0.45         0.45          0.39         0.39          0.39         0.39
unit

BALANCE SHEET
INFORMATION
Total Assets(1)             $ 2,281,775  $ 2,293,553  $ 2,382,519  $ 1,538,438   $ 1,494,647  $ 1,435,495   $ 1,377,782  $ 1,389,586
Long Term Debt                  232,402      385,923      437,881      219,907       337,728      271,533       213,364      316,446
trust units
Outstanding and
trust units
Reserved for
Exchangeable shares
at Quarter End                  182,777      167,531      163,184      139,239       126,444      126,270       122,359      111,957

Note:
(1) Financial results have been restated for 2002 and for the first quarter of 2003 through the third quarter of 2003. The restatement was the result of the retroactive application of the change in accounting policy relating to asset retirement obligations that was implemented in the fourth quarter of 2003.


                              MARKET FOR SECURITIES

The Trust Units and the Exchangeable Shares are listed and traded on the TSX. The trading symbol for the Trust Units is AET.UN and for the Exchangeable Shares is ARX.

                                  RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust which prospective investors should carefully consider before deciding whether to purchase Trust Units or Exchangeable Shares.

PURCHASE OF PROPERTIES

The price paid for the purchase of the Properties is based on engineering and economic estimates of the reserves made by independent engineers modified to reflect the technical and economic views of management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, natural gas liquids and sulphur, future prices of oil, natural gas, natural gas liquids and sulphur and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the Properties, ARC Resources, management and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas, natural gas liquids and sulphur from those anticipated at the time of making such assessments will affect the amount of future distributions and as such the value of the Trust Units. In addition, all such estimates involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the Properties. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact cash flows and distributions to Unitholders.

RESERVE ESTIMATES

The reserve and recovery information contained in the Gilbert Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by Gilbert. A significant portion of the principal properties acquired in the Star Acquisition have relatively short production histories which may make estimates on those properties more subject to revisions. The Gilbert Report has been prepared using certain commodity price assumptions which are described in the notes to the reserve tables. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Trust and substituted for the price assumptions utilized in those reserve reports, the present value of estimated future net cash flows for the Trust's reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions.

VOLATILITY OF OIL AND NATURAL GAS PRICES

The Trust's operational results and financial condition, and therefore the amounts paid to the Trust pursuant to the Royalties, will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on the Trust's financial condition and therefore on the Distributable Income to be distributed to holders of Trust Units. ARC Resources may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges. If ARC Resources hedges its commodity price exposure, the Trust will forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity hedging activities could expose ARC Resources to losses. To the extent that ARC Resources engages in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.

VARIATIONS IN INTEREST RATES AND FOREIGN EXCHANGE RATES

An increase in interest rates could result in a significant increase in the amount the Trust pays to service debt, resulting in a decrease in distributions to Unitholders, as well as impact the market price of the Trust Units on the TSX.

World oil prices are quoted in Unites States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact the Trust's net production revenue.

In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production which may affect future distributions. ARC Resources has initiated certain hedges to attempt to mitigate these risks. To the extent that ARC Resources engages in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates will impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

CHANGES IN LEGISLATION

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource taxation, may in the future be changed or interpreted in a manner that adversely affects the Trust and its Unitholders. Tax authorities having jurisdiction over the Trust or the Unitholders may disagree with how the Trust calculates its income for tax purposes or could change administrative practises to the detriment of the Trust or the detriment of its Unitholders.

ARC Resources intends that the Trust will continue to qualify as a mutual fund trust for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and its Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

     o The Trust would be taxed on certain types of income distributed to Unitholders, including income generated by the royalties held by the Trust. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

     o The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

     o Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

     o Trust Units would not constitute qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESTs") or deferred profit sharing plans ("DPSPs"). If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Customs and Revenue Agency.

In addition, ARC Resources may take certain measures in the future to the extent it believes necessary to ensure that the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units, particularly "non-residents" of Canada as defined in the Tax Act. See "Risk Factors - Non-resident Ownership of Trust Units".

MAINTENANCE OF DISTRIBUTIONS

ARC Resources does not actively explore for oil and natural gas reserves. Instead, ARC Resources adds to its oil and natural gas reserves primarily through development and acquisitions. As a result, future oil and natural gas reserves are highly dependent on ARC Resources' success in exploiting existing properties and acquiring additional reserves. The Trust also distributes the majority of its net cash flow to Unitholders rather than reinvesting it in reserve additions. Accordingly, if external sources of capital, including the issuance of additional Trust Units, become limited or unavailable on commercially reasonable terms, ARC Resources' ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that ARC Resources is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash flow available for distribution to Unitholders will be reduced. Additionally, ARC Resources cannot guarantee that it will be successful in developing additional reserves or acquiring additional reserves on terms that meet is investment objectives. Without these reserve additions, ARC Resources' reserves will deplete and as a consequence, either production from, or the average reserve life of, its properties will decline. Either decline may result in a reduction in the value of Trust Units and in a reduction in cash available for distributions to Unitholders.

OPERATIONAL MATTERS

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to ARC Resources and other operating subsidiaries of the Trust and possible liability to third parties. ARC Resources will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. ARC Resources may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce Royalty Income.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of ARC Resources or ARC Sask. to certain Properties. A reduction of the Royalty Income could result in such circumstances.

EXPANSION OF OPERATIONS

The operations and expertise of management of the Trust are currently focused on conventional oil and gas production and development in the Western Canadian Sedimentary Basin. In the future, the Trust may acquire oil and gas properties outside this geographic area. In addition, the Trust Indenture does not limit the activities of the Trust to oil and gas production and development, and the Trust could acquire other energy related assets, such as oil and natural gas processing plants or pipelines, or an interest in an oil sands project. Expansion of our activities into new areas may present new additional risks or alternatively, significantly increase the exposure to one or more of the present risk factors which may result in future operational and financial conditions of the Trust being adversely affected.

NON-RESIDENT OWNERSHIP OF TRUST UNITS

In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust must not be established or maintained primarily for the benefit of non-residents of Canada ("non-residents") within the meaning of the Tax Act. The Trust Indenture provides that if at any time the Trust or ARC Resources becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trust, by or through ARC Resources on the Trust's behalf, shall take such action as may be necessary to carry out the foregoing intention. See "Information Relating to the Trust - Limitations on Non-resident Ownership".

ACCOUNTING WRITE-DOWNS AS A RESULT OF GAAP

Canadian Generally Accepted Accounting Principles ("GAAP") require that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the consolidated financial statements of the Trust. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the Trust Unit price.

Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a cost-recovery test which is based in part upon estimated future net cash flows from reserves. If net capitalized costs exceed the estimated recoverable amounts, ARC Resources will have to charge the amounts of the excess to earnings. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings. The net value of oil and gas properties are highly dependent upon the prices of oil and natural gas. See "Risk Factors - Volatility of Oil and Natural Gas Prices".

GAAP requires that goodwill balances be assessed at least annually for impairment and that any permanent impairment be charged to net income. A permanent reduction in reserves, decline in commodity prices, and/or reduction in the Trust Unit price may indicate a goodwill impairment. As at December 31, 2003 the Trust had $157.6 million recorded on its balance sheet as goodwill arising out of its acquisition of Star. An impairment would result in a write-down of the goodwill value and a non-cash charge against net income. The calculation of impairment value is subject to management estimates and assumptions.

Emerging GAAP surrounding hedge accounting may result in non-cash charges against net income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as the result of fluctuations in commodity prices and foreign exchange rates may result in a write-down of net assets and a non-cash charge against net income. Such write-downs and non-cash charges may be temporary in nature if the fair market value subsequently increases.

ENVIRONMENTAL CONCERNS

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of ARC Resources, ARC Sask. or the Properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on ARC Resources or ARC Sask. See "Industry Regulations - Environmental Regulation". Although ARC Resources has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations. Additionally, the potential impact on the Trust's operations and business of the December 1997 Kyoto Protocol, which has now been ratified by Canada, with respect to instituting reductions of greenhouse gases is difficult to quantify at this time as specific measures for meeting Canada's commitments have not been developed. See "Other Oil and Gas Information - Additional Information Concerning Abandonment and Reclamation Costs".

DEBT SERVICE

Amounts paid in respect of interest and principal on debt incurred in respect of the Properties will reduce Royalty Income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of the Royalties and Distributable Income. Certain covenants of the agreements with ARC Resources' and ARC Sask.'s lenders may also limit distributions to the Trust. Although ARC Resources believes the credit facilities will be sufficient for ARC Resources' and ARC Sask.'s immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of ARC Resources and ARC Sask. or that additional funds will be able to be obtained.

The lenders have or will be provided with security over substantially all of the assets of ARC Resources. If ARC Resources becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on or sell the Properties free from or together with the Royalties. The payment of interest and principal on debt may also result in the Trust or its subsidiaries having taxable income and cash taxes payable as taxable income would no longer be reduced by royalty payments at the time debt repayment occurs.

DELAY IN CASH DISTRIBUTIONS

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the Properties, and by the operator to ARC Resources, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the Properties or the establishment by the operator of reserves for such expenses.

RELIANCE ON MANAGEMENT

Unitholders will be dependent on the management of ARC Resources in respect of the administration and management of all matters relating to the Properties, the Royalty, the Trust and Trust Units. ARC Resources, as of December 31, 2003, operated approximately 63% of the total daily production of the Properties. Investors who are not willing to rely on the management of ARC Resources should not invest in the Trust Units.

DEPLETION OF RESERVES

Distributions of Distributable Income in respect of Properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. ARC Resources and ARC Sask. will not be reinvesting cash flow in the same manner as other industry participants as ARC Resources and ARC Sask. conduct only minimal exploratory activities; nor to the same extent as other industry participants as one of the main objectives of the Trust is to maximize long-term distributions. Accordingly, absent capital injections, ARC Resources' and ARC Sask.'s initial production levels and reserves will decline and the level of Distributable Income will be reduced.

ARC Resources' and ARC Sask.'s future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on ARC Resources' and ARC Sask.'s success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, ARC Resources' and ARC Sask.'s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, ARC Resources' and ARC Sask.'s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that ARC Resources and ARC Sask. are required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Income will be reduced.

There can be no assurance that the ARC Resources and ARC Sask. will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

NET ASSET VALUE

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

ADDITIONAL FINANCING

In the normal course of making capital investments to maintain and expand the oil and gas reserves of the Trust additional Trust Units are issued from treasury which may result in a decline in production per Trust Unit and reserves per Trust Unit. Additionally, from time to time the Trust issues Trust Units from treasury in order to reduce debt and maintain a more optimal capital structure. Conversely to the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, the Trust's, ARC Resources' and ARC Sask.'s ability to make the necessary capital investments to maintain or expand its oil and gas reserves will be impaired. To the extent that the Trust, ARC Resources or ARC Sask. are required to use cash flow to finance capital expenditures or property acquisitions or to pay debt service charges or to reduce debt, the level of Distributable Income will be reduced.

COMPETITION

There is strong competition relating to all aspects of the oil and gas industry. There are numerous trusts in the oil and gas industry, who are competing for the acquisitions of properties with longer life reserves and properties with exploitation and development opportunities. As a result of such increasing competition, it will be more difficult to acquire reserves on beneficial terms. The Trust, ARC Resources and ARC Sask. also compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial and other resources than the Trust, ARC Resources or ARC Sask.

RETURN OF CAPITAL

Trust Units will have no value when reserves from the Properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense and are not comparable to bonds or other fixed yield securities, where investors are entitled to a full return of the principal amount of debt on maturity in addition to a return on investment through interest payments. Distributions represent a blend of return of Unitholders initial investment and a return on Unitholders initial investment.

Unitholders have a limited right to require the Trust to repurchase their Trust Units, which is referred to as a redemption right. See "Information Relating to the Trust - Right of Redemption". It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. The right to receive cash in connection with a redemption is subject to limitations. Any securities which may be distributed IN SPECIE to Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

NATURE OF TRUST UNITS

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in ARC Resources. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be the Royalty and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Income, the Properties acquired by ARC Resources and ARC Sask. and ARC Resources' ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

THE TRUST UNITS ARE NOT "DEPOSITS" WITHIN THE MEANING OF THE CANADA DEPOSIT INSURANCE CORPORATION ACT (CANADA) AND ARE NOT INSURED UNDER THE PROVISIONS OF THAT ACT OR ANY OTHER LEGISLATION. FURTHERMORE, THE TRUST IS NOT A TRUST COMPANY AND, ACCORDINGLY, IS NOT REGISTERED UNDER ANY TRUST AND LOAN COMPANY LEGISLATION AS IT DOES NOT CARRY ON OR INTEND TO CARRY ON THE BUSINESS OF A TRUST COMPANY.

UNITHOLDER LIMITED LIABILITY

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. The principal investment of the Trust is the Royalty Agreements which contain such provisions. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. One province of Canada has introduced draft legislation with the purpose of limiting liability for investors in trusts. If the legislation is passed and similar legislation introduced in the Province of Alberta, this risk would be mitigated.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

                             ADDITIONAL INFORMATION

Additional information including remuneration of directors and officers of ARC Resources and the Manager, principal holders of the Trust Units and rights to purchase Trust Units, is contained in the Information Circular - Proxy Statement of the Trust dated March 31, 2004 which relates to the Annual Meeting of Unitholders to be held on May 12, 2004, and additional financial information is provided in the consolidated financial statements of the Trust and ARC Resources for the year ended December 31, 2003.

The Trust shall provide to any person, upon request to the Secretary of ARC Resources on behalf of the Trust:

1. when the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

         (a) one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

         (b) one copy of the consolidated financial statements of the Trust for the most recently completed fiscal year together with the accompanying report of the auditor and one copy of any subsequent interim financial statements;

         (c) one copy of the Information Circular - Proxy Statement of the Trust dated March 31, 2004; and

         (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (a) to (c) above; or

2. at any other time, one copy of any other documents referred to in (1.)(a), (b) and (c) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

         ARC Energy Trust
         c/o ARC Resources Ltd.
         2100, 440 - 2nd Avenue S.W.
         Calgary, Alberta, T2P 5E9
         Toll free in Canada:  1-888-272-4900
         Fax: (403) 503-8609

                                  APPENDIX "A"

                  FINANCIAL STATEMENTS OF STAR OIL & GAS LTD.

Star Oil & Gas Ltd.

Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(in thousands of Canadian dollars)

PRICEWATERHOUSECOOPERS [LOGO]

                                                   PricewaterhouseCoopers LLP
                                                   Chartered Accountants
                                                   111 5th Avenue SW, Suite 3100
                                                   Calgary, Alberta
                                                   Canada T2P 5L3
                                                   Telephone +1 (403) 509 7500
                                                   Facsimile +1 (403) 781 1825

January 31, 2003
(except for note 15 which is at April 16, 2003)

Auditors' Report

To the Directors of
Star Oil & Gas Ltd.

We have audited the consolidated balance sheet of STAR OIL AND GAS LTD. as at December 31, 2002, 2001 and 2000 and the consolidated statements of income and retained earnings and cash flows for each of the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002, 2001 and 2000 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.


(SIGNED) "PRICEWATERHOUSECOOPERS LLP"

CHARTERED ACCOUNTANTS

Calgary, Alberta

STAR OIL & GAS LTD.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

(in thousands of Canadian dollars)

                                                2002          2001          2000
                                                   $             $             $
                                                                     (restated -
                                                                         note 2)

ASSETS

CURRENT ASSETS
Short-term deposits                               --            --         9,988
Accounts receivable                           29,434        20,022        36,850
Prepaid expenses                               1,191         1,348         1,197
Income taxes receivable                           --         1,999            --
                                             -----------------------------------

                                              30,625        23,369        48,035

CAPITAL ASSETS (note 3)                      474,319       445,756       429,125

OTHER ASSETS (note 5)                            323           267           179
                                             -----------------------------------

                                             505,267       469,392       477,339
                                             ===================================

LIABILITIES

CURRENT LIABILITIES
Bank indebtedness (note 6)                     2,424         1,591         1,850
Accounts payable                              25,080        19,577        50,921
Income taxes payable                           3,010            --        29,710
                                             -----------------------------------

                                              30,514        21,168        82,481

LONG-TERM DEBT (note 7)                      136,490       139,815       136,005

SHAREHOLDER LOANS (note 8)                    48,458        48,783        46,473

SITE RESTORATION ACCRUAL (note 3)              4,958         4,359         4,511

DEFERRED LIABILITIES                           1,244         1,747         2,307

FUTURE INCOME TAXES (note 10)                106,392       101,161        90,936
                                             -----------------------------------

                                             328,056       317,033       362,713
                                             -----------------------------------

SHAREHOLDERS' EQUITY

CAPITAL STOCK (note 9)                        33,371        33,371        33,371

RETAINED EARNINGS                            143,840       118,988        81,255
                                             -----------------------------------

                                             177,211       152,359       114,626
                                             -----------------------------------

                                             505,267       469,392       477,339
                                             ===================================

COMMITMENTS AND CONTINGENCIES (note 14)


APPROVED BY THE BOARD OF DIRECTORS


  "STEVEN W SINCLAIR"     Director        "DANNY G. GEREMIA"           Director
--------------------------              -------------------------------
STEVEN W. SINCLAIR                      DANNY G. GEREMIA

STAR OIL & GAS LTD.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

(in thousands of Canadian dollars)

                                                           2002           2001           2000
                                                              $              $              $
                                                                                  (restated -
                                                                                      note 2)
REVENUE
Production and royalties                                199,982        267,688        233,739
Crown and other royalties                               (44,763)       (67,977)       (54,506)
Alberta royalty tax credit                                  512            197            521
                                                       --------------------------------------

                                                        155,731        199,908        179,754
                                                       --------------------------------------

EXPENSES
Production                                               41,177         45,649         34,424
General and administrative                                4,889          8,324          9,853
Interest on long-term debt                                8,738         11,670         11,089
Depletion and depreciation                               54,865         55,694         41,335
Foreign exchange (gain) loss                               (653)         4,595          2,853
                                                       --------------------------------------

                                                        109,016        125,932         99,554
                                                       --------------------------------------

INCOME BEFORE PROVISION FOR TAXES                        46,715         73,976         80,200
                                                       --------------------------------------

PROVISION FOR TAXES (note 10)
Current                                                  16,632         27,151         32,517
Future                                                    5,231          9,092          6,880
                                                       --------------------------------------

                                                         21,863         36,243         39,397
                                                       --------------------------------------

NET INCOME                                               24,852         37,733         40,803

RETAINED EARNINGS - BEGINNING OF YEAR                   118,988         81,255         42,400

Adjustment - accounting policy change (note 2(a))            --             --         (1,564)
Adjustment - accounting policy change (note 2(b))            --             --           (384)
                                                       --------------------------------------

RETAINED EARNINGS - END OF YEAR                         143,840        118,988         81,255
                                                       ======================================

STAR OIL & GAS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

(in thousands of Canadian dollars)

                                                                             2002           2001            2000
                                                                                $              $               $
                                                                                                     (restated -
                                                                                                         note 2)
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net income                                                                 24,852         37,733         40,803
Adjustments for
             Depletion and depreciation                                    54,865         55,694         41,335
             Future income taxes                                            5,231          9,092          6,880
             Unrealized foreign exchange (gain) loss                         (650)         4,620          2,842
             Amortization of deferred liability                              (560)          (590)          (551)
                                                                         --------------------------------------

                                                                           83,738        106,549         91,309
                                                                         --------------------------------------
Changes in non-cash working capital items
             (Increase) decrease in accounts receivable                    (9,412)        16,828        (13,697)
             Increase (decrease) in prepaid expenses                          157           (151)          (165)
             Increase (decrease) in accounts payable                        2,768        (24,183)        12,781
             Increase (decrease) in income taxes payable/receivable         5,009        (31,709)        22,932
                                                                         --------------------------------------

                                                                           (1,478)       (39,215)        21,851
                                                                         --------------------------------------

                                                                           82,260         67,334        113,160
                                                                         --------------------------------------

INVESTING ACTIVITIES
Payment for land and property                                              (5,843)        (6,029)       (19,411)
Expenditures on drilling and exploration                                  (46,082)       (50,008)       (59,473)
Expenditures on production and other equipment                            (30,179)       (16,969)       (25,108)
                                                                         --------------------------------------

                                                                          (82,104)       (73,006)      (103,992)
Changes in non-cash working capital items
             Increase (decrease) in accounts payable                        2,792         (7,131)         6,061
                                                                         --------------------------------------

                                                                          (79,312)       (80,137)       (97,931)
Proceeds from sale of capital assets                                           --          2,979          2,728
Purchase of Place Resources Corporation                                        --             --        (49,680)
Expenditures on site restoration                                             (725)        (1,317)        (1,185)
Other assets                                                                  (56)           (88)            34
                                                                         --------------------------------------

                                                                          (80,093)       (78,563)      (146,034)
                                                                         --------------------------------------

FINANCING ACTIVITIES
Increase in (repayments of) bank indebtedness                                 833           (259)          (313)
(Repayments of) proceeds from long-term borrowings                         (3,000)         1,500         42,242
                                                                         --------------------------------------

                                                                           (2,167)         1,241         41,929
                                                                         --------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           --         (9,988)         9,055

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR (note A)                         --          9,988            933
                                                                         --------------------------------------

CASH AND CASH EQUIVALENTS - END OF YEAR                                        --             --          9,988
                                                                         ======================================

STAR OIL & GAS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

(tabular amounts in thousands of Canadian dollars)

SUPPLEMENTAL INFORMATION FOR THE CASH FLOWS

A.    CASH AND CASH EQUIVALENTS

      Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments that mature within three months. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

                                               2002        2001        2000
                                                  $           $           $

         Short-term investments                  --          --       9,988
                                            -------------------------------

         Total cash and cash equivalents         --          --       9,988
                                            ===============================

B.    NON-CASH TRANSACTIONS

                                               2002        2001        2000
                                                  $           $           $

         Accounts payable                        57          30       3,315
         Deferred liabilities                   (57)        (30)     (3,315)
         Long-term debt                        (325)     (2,310)     (1,421)
         Shareholders' loans                   (325)     (2,310)     (1,421)

      There were approximately $2,659,000 of properties swapped for other properties in 2002 (2001 - $1,668,000; 2000 - $1,206,000).

C.    CASH PAYMENTS

                                               2002        2001        2000
                                                  $           $           $

         Interest paid                       (7,985)    (11,640)    (10,650)
         Interest received                       45          63          76
         Cash income taxes paid             (17,949)    (61,650)    (13,642)
         Cash income taxes received           4,326         634         795

The objectivity and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by year end, are the responsibility of management of the company. In management's opinion, the financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company's accounting policies.

      (1)   Summary of significant accounting policies

      Basis of presentation

      These consolidated financial statements include the accounts of the company and its wholly owned subsidiary.

      Capital assets - oil and gas

      The company follows the full cost method of accounting for oil and gas operations as outlined in the guideline issued by the Canadian Institute of Chartered Accountants, whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized. Such amounts include land acquisition costs, geological and geophysical expenditures, carrying charges on non-producing properties, costs of drilling productive and non-productive wells, administration costs related to exploration and development activities and related plant and equipment expenditures. These amounts are accumulated in separate cost centres for each country where the company is active. At present, all of the company's operations are in Canada.

      Depletion and depreciation are provided using the unit of production method based on the company's share of gross proven reserves of oil and gas. For purposes of this calculation, reserves and production of gas and associated liquids are converted into equivalent barrels of oil based on the relative energy content.

      Proceeds on dispositions of oil and gas properties and production equipment are recorded against accumulated costs. However, gains or losses on the disposition of oil and gas properties are only recognized in the statement of income when the depletion and depreciation rate would be changed by a factor of 20% or more.

      The company's oil and gas properties are subject to a ceiling test under which the carrying value is limited to the future net revenue from production of estimated proven oil and gas reserves valued at year end "constant" prices or contractually determined prices plus the unimpaired costs of non-producing properties less future administration costs, financing costs, future restoration costs and income taxes.

      Expenditures for repairs and maintenance are charged to production expense. Betterments and major renewals are capitalized.

      OTHER EQUIPMENT

      Depreciation on other equipment is provided based on diminishing value basis over the useful life of the assets.

      Site restoration accrual

      Estimated future costs of site restoration, including removal of production facilities, are provided for on a unit of production basis. Costs are based on estimates provided by independent reservoir engineers. The annual charge is recorded as additional depletion and depreciation.

      HEDGING

      The company enters into various swap agreements to reduce its exposure to interest rate, foreign exchange, and crude oil and natural gas commodity price fluctuations related to future sales. Gains or losses on these contracts, which constitute effective hedges, are deferred and recognized as a component of the related transaction.

      INCOME TAXES

      The company follows the liability method of tax allocation accounting. Under this method, recognition of a future tax liability or asset is dependent on the expected tax outflows or benefits to be derived from differences between the carrying value and tax basis of assets and liabilities.

      MANAGEMENT ESTIMATES

      The accounts include management estimates relating to the amortization of capital assets which are subject to revisions which could be significant over time, depending on estimates of reserves. Future estimated abandonment costs are subject to significant revision over time as they are a current estimate of events which will occur in the future.

      RECLASSIFICATION

      Certain information provided in the prior years has been reclassified to conform with the current period presentation.

      (2)   CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2001, the company changed from the deferral method of accounting for exchange gains and losses on conversion of foreign currency denominated long-term debt to the new standard set by the Canadian Institute of Chartered Accountants. The new standard requires recognition of the gains and losses in the period they occur. This standard was applied retroactively with restatement of prior period financial statements. The effect of this change on the 2001 amounts in the financial statements is to eliminate the deferred foreign exchange loss asset on the balance sheet of $5,879,000 (2000 - $3,085,000), to increase the unrealized foreign exchange expense by $2,793,000 (2000 - $1,521,000) and to reduce the opening retained earnings in 2000 by $1,564,000.

Effective January 1, 2000, the company changed from the deferral method of accounting for income taxes to the liability method in accordance with the new standard set by the Canadian Institute of Chartered Accountants. The new standard was applied retroactively without restatement of prior period financial statements.

      (3)   CAPITAL ASSETS

                                                             2002         2001         2000
                                                                $            $            $
         Land and property acquisition                    187,754      181,910      177,753
         Drilling and exploration                         392,653      346,571      296,464
         Production and other equipment                   228,543      198,365      181,565
                                                         ----------------------------------

                                                          808,950      726,846      655,782
         Less: Accumulated depletion and depreciation    (334,631)    (281,090)    (226,657)
                                                         ----------------------------------

                                                          474,319      445,756      429,125
                                                         ==================================

      General and administrative costs of $1,555,520 (2001 - $2,451,605; 2000 -
      $2,895,889) relating to exploration and development activities were capitalized during the year. No interest costs have been capitalized.

      The company's estimated average wellhead prices used in performing the full cost ceiling test were $47.47 (2001 - $29.25; 2000 - $42.06) per barrel for oil and $6.06 (2001 - $3.18; 2000 - $7.04) per mcf for natural gas.

      Future estimated abandonment costs identified in the "Constant Price" Reserve Report are $19,463,000 (2001 - $18,221,000; 2000 - $14,662,000).
      Depletion and amortization includes a charge of $1,324,000 for 2002 (2001
      - $1,165,000; 2000 - $1,068,000) with respect to the site restoration liability.

      (4)   ACQUISITION OF PLACE RESOURCES CORPORATION

      On October 16, 2000, the company made an offer for all of the outstanding shares of Place Resources Corporation ("Place"), an oil and gas exploration development and production company, for consideration of $3.00 cash for each Place common share outstanding. As at December 31, 2000, the company was deemed to have acquired 100 percent of the outstanding shares of Place.

      The transaction, effective November 7, 2000, has been accounted for using the purchase method with the results of operations included in the consolidated statement of income from the date of acquisition. At December 31, 2000, the company allocated the purchase price to Place's assets and liabilities as follows:

      Net assets acquired and liabilities assumed

                                                                  $

            Capital assets                                  105,596
            Working capital                                     556
            Debt                                            (25,497)
            Site restoration                                   (920)
            Future income taxes                             (30,055)
                                                           --------

                                                             49,680
                                                           ========

            Consideration - cash                             49,680
                                                           ========

      In 2001, capital assets and future income taxes were increased by $1,133,000 to reflect final income tax adjustments.

      (5)   OTHER ASSETS

      Drilling and operating deposits of $323,000 (2001 - $267,000; 2000 - $179,000) are recorded at cost.

      (6)   BANK INDEBTEDNESS

      The bank indebtedness is funded by an operating facility with a $20,000,000 limit. This facility is included in and has the same attributes as the total credit facility described in long-term debt (note
      7).

      (7)   LONG-TERM DEBT

      The company maintains various credit facilities under certain long-term debt agreements as follows:

                                     Total credit                     Long-term credit facility used at
                                         facility                                          December 31,
                                     ------------       -----------------------------------------------

                                       2002, 2001
                                         and 2000              2002              2001              2000
                                                $                 $                 $                 $
      Revolving Credit Facility       185,000,000       141,716,133       145,071,777       141,350,503
                                     ==================================================================

      The revolving credit facility may be drawn down or repaid at any time. The company may use the available credit facilities within certain limits as direct Canadian or US dollar loans, short or long-term Bankers' Acceptances, fixed loans, LIBOR US loans or letters of credit.

      At December 31, 2002, various letters of credit totalling Cdn $5,226,133 (2001 - Cdn $5,256,777; 2000 - $5,345,503) were outstanding.

      As at December 31, 2002, there was $39,490,000 (US $25,000,000) (2001 -
      Cdn $39,815,000; 2000 - $37,505,000) of LIBOR dollar loans outstanding. Interest rates on the US $25,000,000 of LIBOR loans vary from 2.60% to 2.98%.

      At December 31, 2002, there was $97,000,000 of Bankers' Acceptances (2001
      - $100,000,000; 2000 - $98,500,000) outstanding. On March 25, 1998, the company entered into floating for fixed interest rate swaps, which effectively fixed the interest rate on $10,000,000 of bankers' acceptances at 6.120% until March 25, 2003. On September 25, 1998, the company entered into floating for fixed interest rate swaps, which effectively fixed the interest rate on $10,000,000 of Bankers' Acceptances at 6.520% until September 25, 2008. The following is a listing of the Bankers' Acceptance agreements as at December 31, 2002:

               Issue Date              Maturity Date          Interest Rate (%)

                29 Aug-02                  24 Jan-03                       4.33
               05 Sept-02                  24 Jan-03                       4.10
               25 Sept-02                  25 Feb-03                       4.18
                25 Nov-02                  25 Feb-03                       4.06
                10 Oct-02                  25 Mar-03                       4.15
                18 Dec-02                  25 Mar-03                       4.03
                25 Oct-02                  25 Apr-03                       4.15
                06 Nov-02                  26 May-03                       4.13

      The mark to market value of the bankers' acceptance swaps is a $841,645 unrecorded loss at December 31, 2002.

      As the long-term debt of the company consists of revolving credit facilities and fluctuating interest rates, the carrying value approximates fair market value, except for the long-term debt relating to the mark to market values noted above.

      At July 12, 2002, the company amended their credit agreement to extend the term-out date to August 29, 2003. The company has the right to request an extension to the credit facility within the revolving period which would make the first payment due March 2004.

      The credit facilities are secured by a floating charge debenture, a general security agreement, including an assignment of book debts, and an assignment of specific contracts. The debt would become a current liability on a change of control.

      (8)   SHAREHOLDER LOANS

      An unsecured shareholder loan bears interest at the rate of a USA chartered bank prime rate of 4.25% plus 1% at December 31, 2002. The remaining unsecured shareholder loan bears interest at a Canadian chartered banks prime rate of 4.50% at December 31, 2002. Pursuant to a priorities agreement between the lender of the credit facilities and the shareholders, the shareholders may demand payment only with the consent of the bank. The current shareholders have no intention of calling these loans unless otherwise negotiated as part of the banking facility. Of the $48,458,470 in loans, $39,490,000 (US $25,000,000) is repayable in US dollars.

      (9)   CAPITAL STOCK

      Authorized

            Unlimited first preferred shares issuable in series

            Unlimited second preferred shares issuable in series

            Unlimited third preferred shares issuable in series

            Unlimited common shares

      Issued

                                                                                                2002, 2001 and 2000
                                                                                            -----------------------

                                                                                            Number of  Stated value
                                                                                               shares             $
         Preferred shares - 3% cumulative, redeemable, convertible first preferred shares, Series 1 dividends are in arrears in the amount of $4,756,027 (2001
            - $4,173,504; 2000 - $3,590,980)                                                2,222,906        19,418
               Common shares - Class A                                                      6,111,111        13,953
                                                                                                          ---------

                                                                                                             33,371
                                                                                                          =========

      (10)  INCOME TAXES

                                                                    2002                   2001                   2000
                                                        ----------------       ----------------       ----------------

                                                            %          $           %          $           %          $
         Income before provision for taxes                        46,715                 73,976                 80,200
                                                                 -------                -------                -------

               Expected tax                              43.3     20,227        43.8     32,401        44.9     36,010

               Increase (decrease) resulting from
                     Non-deductible crown payments       35.5     16,581        35.6     26,375        27.2     21,791
                     Federal resource allowance         (28.0)   (13,088)      (26.1)   (19,332)      (24.8)   (19,929)
                     Alberta Royalty Tax Credit          (0.5)      (222)         --        (86)       (0.3)      (234)
                     Foreign exchange (gain) loss        (0.6)      (281)        2.7      2,002         1.6      1,309
                     Large corporation tax                0.5        229         0.6        463         0.2        201
                     Rate adjustment                     (2.0)      (924)       (5.7)    (4,208)         --         --
                     Prior year (over provision)         (4.3)    (2,021)       (2.8)    (2,102)         --         --
                     Other                                2.9      1,362         0.9        730         0.3        249
                                                        --------------------------------------------------------------

               Total taxes                               46.8     21,863        49.1     36,243        49.1     39,397
                                                        ==============================================================

      The future income tax liability is composed of temporary differences and future income tax reductions. These tax-effected differences are as follows:

                                                                          2002         2001         2000
                                                                             $            $            $
         Net book value of property, plant and equipment in excess
         of tax basis                                                 (105,983)    (103,734)     (94,271)
         Future site restoration deductions                              1,551        1,837        1,998
         Other                                                          (1,960)         736        1,337
                                                                      ----------------------------------

         Future income tax liability                                  (106,392)    (101,161)     (90,936)
                                                                      ==================================

      At December 31, 2002, the company had tax pools available for deduction against future taxable income of approximately $211,789,481 (2001 - $193,069,731; 2000 - $195,982,000).

      (11)  FINANCIAL INSTRUMENTS

      The company has determined the estimated fair values of its financial instruments based on its best judgment of the appropriate valuation methodologies. However, considerable judgement is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the company could realize in current market exchanges. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

      The financial instruments of the company include short-term deposits, accounts receivable, prepaid expenses, income taxes receivable, other assets, bank indebtedness, accounts payable, income taxes payable, long-term debt, shareholder loans and off balance sheet commodity contracts. It is estimated that the fair values would not be materially different than the book values, with the exception of the commodity contracts (see note 13) and long-term debt (see note 7).

      FOREIGN CURRENCY RISK

      The shareholder loan (see note 8) and the LIBOR US $ bank loans (see note
      7) are exposed to the fluctuations in the Cdn/US foreign exchange rate.

      A $0.01 movement in the exchange rate will cause the carrying value of these loans to fluctuate by $500,000.

      The company also holds some accounts payable, including the interest payable on the loans above, accounts receivable and short-term deposits in US dollars, however, exposure to foreign exchange volatility is minimal due to the relatively low amount of those balances.

      INTEREST RATE RISK

      The company's bank indebtedness, shareholder loans (see note 8) and Canadian bankers' acceptance and US $ LIBOR loans (see note 7) totalling Cdn $167,372,470 are exposed to the movement in interest rates. A 1% move in the interest rate would cause the company's interest payments to fluctuate by $1,673,725. The remaining bankers' acceptances are set at fixed interest rates and are not exposed to interest rate fluctuations.

      CREDIT RISK

      The company's client portfolio consists of transactions with companies which are subject to oil and gas industry credit risks.

      (12)  PENSION PLAN

      The company has a defined contribution pension plan. The company contributes an amount equal to 5% of the employees' salaries to the plan.

      The company's pension expense in 2002 was $220,488 (2001 - $212,831; 2000
      - $185,357).

      (13)  PRODUCT HEDGING ACTIVITIES

      Losses resulting from crude oil and natural gas transactions amounted to $5,577,920 in 2002 (2001 - $3,378,378 loss; 2000 - $13,432,142 loss).

      At December 31, 2002, the company had no outstanding natural gas financial hedge transactions.

      At December 31, 2002, the company had the following outstanding crude oil financial hedge transactions.

            1,000 barrels per day at US $23.55 per barrel for January 2003 to December 2003

            A costless collar for 1,000 barrels per day with a floor of US
                $23.00 and a cap of US $25.80 per barrel for January 2003 to December 2003

      The mark to market value of these agreements is a $2,564,941 unrecorded loss at December 31, 2002.

      (14)  COMMITMENTS AND CONTINGENCIES

      Fixed price gas contracts and physical delivery

      At December 31, 2002, the company had the following fixed price gas sales and commitments to deliver physical product:

            7,000 GJ per day at $4.55 FLOOR and $7.15 CAP per GJ at AECO ending March 2003

            5,000 GJ per day at $4.00 FLOOR and $5.91 CAP per GJ at AECO ending October 2003

            2,000 GJ per day at $2.525 per GJ at AECO ending October 2003

            1,000 GJ per day at $2.48 per GJ at AECO ending October 2003

            5,000 GJ per day at $2.955 per GJ at AECO ending October 2004

      PIPELINE TRANSPORTATION COMMITMENT

      On October 26, 1999, the company entered into an agreement with a pipeline company, whereby the company is committed to transport 5,000 mcf per day of natural gas for nine years until 2008. As part of this transaction, the company received a prepayment of $3,538,080 for taking the future transportation commitment. The company is not committed to a set delivery price. This commitment increased the existing commitment to transport 5,000 mcf per day to 10,000 mcf per day. The amount received is being deferred and amortized over the commitment period.

      On March 4, 1999, the company entered into an agreement which commits it to transport 4,000 mcf per day until 2015.

      OTHER

      Commitments and contingencies exist under agreements and operations in the normal course of business, the total amount of which, in the opinion of management, is not significant to the financial position of the company.

      LEASE COMMITMENTS

      The company leases various types of property and equipment. Minimum payments under non-cancellable operating leases with terms of one year or more as at December 31, 2002 are as follows:

                                                                     $

         2003                                                      483
         2004                                                      163
         2005                                                        8
                                                                   ---

                                                                   654
                                                                   ===

      ENRON CAPITAL AND TRADE RESOURCES CANADA CORP. ("ENRON")

      The company had entered into an agreement with Enron to sell and deliver 5,000 GJ's of gas per day at $2.50 per GJ through November 1, 2003. Enron failed to pay for sales of gas in the months of November and December 2001 in the amounts of $401,250 and $80,250, respectively. Accordingly, the company made an allowance for doubtful accounts in the full amount of the gas sales.

      The company filed notice of default under the agreement, terminated the agreement and discontinued gas deliveries to Enron effective December 7, 2001. Enron also filed a notice of default and terminated the agreement effective December 24, 2001.

      The company is of the opinion that it does not have a mark-to-market liability with respect to the early cancellation of the agreement.

      TERMINATED GAS CONTRACT

      On February 18, 1999, the company had entered into an agreement with a third party to sell and deliver 5,700 GJ's of Gas per day at Empress, and 3,800 GJ per day at AECO, through October 31, 2004. The fixed contract price on the Empress delivery was $2.83 per GJ. The price of the AECO delivery was contracted at either an index price without a ceiling, or a price capped index price. The determination of the price of the AECO delivery for each contract year (November to October) was subject to an election to be made by the third party by September 30th prior to the start of that contract year. As at September 30th, 2002, the third party had not elected to take delivery at the capped price, therefore under the terms of the contract the company invoiced the third party for delivery in November and December of 2002 at the default pricing option, which was not subject to a price cap. The third party paid for the deliveries at the lower, price-capped rate, leaving total unpaid outstanding receivables related to those two months of $345,900 as at December 31, 2002. The company believes that this amount will be recoverable in some form during negotiations relating to the termination of the contract, and accordingly has made no allowance for doubtful accounts in respect of this amount.

      In addition, the company filed notice of default under the agreement, terminated the agreement, and discontinued gas deliveries effective December 12, 2002. While the third party is claiming a mark-to-market liability, the company is of the opinion that it does not have a mark-to-market liability with respect to the cancellation of the agreement. Currently the amount of any such future contingent liability is undeterminable, and in the opinion of the company it is expected to be negligible.

      (15)  CHANGE OF CONTROL

      On March 31, 2003, the company's shareholders entered into an acquisition agreement with ARC Energy Trust ("ARC") whereby ARC offered to purchase all of the issued and outstanding shares of Star Oil & Gas Ltd. for a total purchase price of $710 million to be financed by cash and $320 million in convertible debentures. The sale closed on April 16, 2003. Pursuant to the change in control, the company's long-term debt balance became a current liability, and the full principal and interest owing on the shareholder loans was repaid.

STAR OIL & GAS LTD.

Consolidated Financial Statements
MARCH 31, 2003 AND 2002
(in thousands of Canadian dollars)

STAR OIL & GAS LTD.
Consolidated Balance Sheets
(Unaudited)
--------------------------------------------------------------------------------

(CDN $ - thousands)

                                                   MARCH 31,   DECEMBER 31,      MARCH 31,   DECEMBER 31,
                                                        2003           2002           2002           2001
ASSETS

CURRENT ASSETS
Cash and short-term investments                           --             --          2,028             --
Accounts receivable                                   33,880         29,434         18,602         20,022
Prepaid expenses                                         393          1,191            977          1,348
Income taxes receivable                                   --             --          1,813          1,999
                                                   ------------------------------------------------------

                                                      34,273         30,625         23,420         23,369

CAPITAL ASSETS                                       479,346        474,319        452,517        445,756

OTHER ASSETS                                             323            323            252            267
                                                   ------------------------------------------------------

                                                     513,942        505,267        476,189        469,392
                                                   ======================================================
LIABILITIES

Current liabilities
Bank indebtedness                                        803          2,424             --          1,591
Accounts payable                                      25,031         25,080         18,568         19,577
Income taxes payable                                  13,384          3,010             --             --
Current portion of shareholder loans (note 2)         45,701             --             --             --
Current portion of bank debt (note 2)                112,172             --             --             --
                                                   ------------------------------------------------------

                                                     197,091         30,514         18,568         21,168

LONG-TERM DEBT (note 2)                                   --        136,490        144,837        139,815

SHAREHOLDER LOANS (note 2)                                --         48,458         48,806         48,783

SITE RESTORATION                                       5,019          4,958          4,520          4,359

DEFERRED LIABILITIES                                   1,137          1,244          1,623          1,747

FUTURE INCOME TAXES                                  107,010        106,392        101,256        101,161
                                                   ------------------------------------------------------

                                                     310,257        328,056        319,610        317,033
                                                   ------------------------------------------------------
SHAREHOLDERS' EQUITY

CAPITAL STOCK                                         33,371         33,371         33,371         33,371

RETAINED EARNINGS                                    170,314        143,840        123,208        118,988
                                                   ------------------------------------------------------

                                                     203,685        177,211        156,579        152,359
                                                   ------------------------------------------------------

                                                     513,942        505,267        476,189        469,392
                                                   ======================================================

STAR OIL & GAS LTD.
Consolidated Statements of Income and Retained Earnings
(Unaudited) FOR THE THREE MONTHS ENDED MARCH 31
--------------------------------------------------------------------------------

(CDN $ - thousands)

                                                           2003            2002

REVENUE
Production and royalties                                 87,068          41,764
Crown and other royalties                               (20,470)         (8,229)
                                                       ------------------------

                                                         66,598          33,535
                                                       ------------------------

EXPENSES
Production                                               10,429           8,912
General and administrative                                1,250           1,065
Interest on long-term debt                                2,074           2,224
Depletion and depreciation                               15,442          13,520
Foreign exchange (gain) loss                             (5,489)             53
                                                       ------------------------

                                                         23,706          25,774
                                                       ------------------------

INCOME BEFORE PROVISION FOR TAXES                        42,892           7,761
                                                       ------------------------

PROVISION FOR TAXES
Current                                                  15,800           3,446
Future                                                      618              95
                                                       ------------------------

                                                         16,418           3,541
                                                       ------------------------

NET INCOME                                               26,474           4,220

RETAINED EARNINGS - BEGINNING OF PERIOD                 143,840         118,988
                                                       ------------------------

RETAINED EARNINGS - END OF PERIOD                       170,314         123,208
                                                       ========================

STAR OIL & GAS LTD.
Consolidated Statements of Cash Flows
(Unaudited) For the three months ended March 31
--------------------------------------------------------------------------------

(CDN $ - thousands)

                                                               2003        2002

Cash provided by (used in)

Operating activities
Net income                                                   26,474       4,220
Adjustments for
             Depletion and depreciation                      15,442      13,520
             Future income taxes                                618          95
             Unrealized foreign exchange (gain) loss         (5,514)         46
             Amortization of deferred liability                (125)       (138)
                                                            -------------------

                                                             36,895      17,743
                                                            -------------------
Changes in non-cash working capital items
             (Increase) decrease in accounts receivable      (4,446)      1,420
             Increase in prepaid expenses                       798         371
             Increase (decrease) in accounts payable            260      (2,002)
             Increase in income taxes payable/receivable     10,374         186
                                                            -------------------

                                                              6,986         (25)
                                                            -------------------

                                                             43,881      17,718
                                                            -------------------
Investing activities
Payment for land and property                                (1,000)     (2,128)
Expenditures on drilling and exploration                    (15,597)     (8,981)
Expenditures on production and other equipment               (7,563)     (9,242)
                                                            -------------------

                                                            (24,160)    (20,351)
Changes in non-cash working capital items
             Increase (decrease) in accounts payable           (291)      1,007
                                                            -------------------

                                                            (24,451)    (19,344)

Proceeds from sale of capital assets                          4,038         396
Expenditures on site restoration                               (286)       (164)
Other assets                                                     --          14
                                                            -------------------

                                                            (20,699)    (19,098)
                                                            -------------------
Financing activities
Increase in (repayments of) bank indebtedness                (1,621)     (1,591)
(Repayments of) proceeds from long-term borrowings          (21,561)      4,999
                                                            -------------------

                                                            (23,182)      3,408
                                                            -------------------

Net (decrease) increase in cash and cash equivalents             --       2,028

Cash and cash equivalents - Beginning of period                  --          --
                                                            -------------------

Cash and cash equivalents - End of period                        --       2,028
                                                            ===================

Supplemental information
Interest paid                                                 1,404       1,515
Taxes paid                                                    5,915       3,746

Star Oil & Gas Ltd.
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

1           Summary of accounting policies

      These interim financial statements have been prepared based on the consistent application of the accounting policies as set out in the most recent annual financial statements. The note disclosure requirements for annual financial statements provide additional disclosure that is required for interim financial statements. Accordingly, these interim financial statements should be read in conjunction with the financial statements included in the company's 2002 audited financial statements.

2           Subsequent events

      Change of control

      On March 31, 2003, the company's shareholders entered into an acquisition agreement with ARC Energy Trust ("ARC") whereby ARC offered to purchase all of the issued and outstanding shares of Star Oil & Gas Ltd. for a total purchase price of $710 million to be financed by cash and $320 million in convertible debentures. The sale closed on April 16, 2003.

      Long-term debt

      Pursuant to the change in control on April 16, 2003, the company's long-term debt balance became a current liability. The company has reclassified the long-term balance to current liabilities as at March 31, 2003.

      Hedging activity

      On April 14, 2003 the company made a payment of $524,300 to terminate the interest rate hedge contract which was in place at March 31, 2003. The interest rate hedge fixed the interest rate on $10 million of Banker's Acceptances at a rate of 6.520% to September 25, 2008.

      On April 14, 2003, the company made a payment of $1,826,700 to terminate crude oil contracts which were in place at March 31, 2003. The terminated oil contracts consisted of a fixed price contract at US$23.55 per barrel on 1,000 barrels-per-day for the period April through December 2003 and a costless collar with a floor of US$23.00 and cap of US$25.80 per barrel on 1,000 barrels-per-day for the period April through December 2003.

      On April 14, 2003, the company made a payment of $13,305,902 to terminate the following physical delivery natural gas fixed price contracts that were in place at March 31, 2003:

            o 5,000 GJ-per-day AECO contract with a $4.00 per GJ floor and $5.91 per GJ cap through to October 2003

            o 2,000 GJ-per-day AECO contract at $2.525 per GJ through to October 2003

            o 1,000 GJ per day AECO contract at $2.48 per GJ through to October 2003

            o 5,000 GJ per day AECO contract at $2.955 per GJ through to October 2004

      Shareholder loans

      On April 16, 2003, the full principal and interest owing on the shareholder loans was repaid.

                                  APPENDIX "B"

               PRO FORMA FINANCIAL STATEMENTS OF ARC ENERGY TRUST

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

To the Directors of ARC Resources Ltd.:

We have read the accompanying unaudited pro forma combined statement of income of ARC Energy Trust (the "Trust") for the year ended December 31, 2003, and have performed the following procedures.

1. Compared the figures in the column captioned "ARC" to the audited consolidated statement of income of the Trust for the year ended December 31, 2003, and found them to be in agreement.

2. Compared the figures in the column captioned "Star" to the unaudited consolidated statement of income of Star Oil and Gas Ltd. ("Star") for the three month period ended March 31, 2003, and the unaudited financial records of Star for the period April 1, 2003 to April 15, 2003, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

      (a)   the basis for determination of the pro forma adjustments; and

      (b) whether the pro forma combined statement of income complies as to form in all material respects with the regulatory requirements of the various securities commissions and regulatory authorities in Canada.

      The officials:

      (a) described to us the basis for determination of the pro forma adjustments; and

      (b) stated that the pro forma combined statement of income complies as to form in all material respects with the regulatory requirements of the various securities commissions and regulatory authorities in Canada.

4. Read the notes to the pro forma combined statement of income and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "ARC" for the year ended December 31, 2003 and "Star" for the three month period ended March 31, 2003 and the period from April 1, 2003 to April 15, 2003, and found the amounts in the column captioned "Pro Forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma combined statement of income, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.


Calgary, Alberta, Canada                   (signed) "Deloitte & Touche LLP"
March 19, 2004                                        Chartered Accountants

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

The above compilation report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with United States standards on the pro forma financial adjustments and their application to the pro forma combined statement of income would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under United States standards, such compilation report would not be included.


Calgary, Alberta, Canada                   (signed) "Deloitte & Touche LLP"
March 19, 2004                                        Chartered Accountants

ARC ENERGY TRUST
PRO FORMA COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003
(UNAUDITED)
($ THOUSANDS, EXCEPT PER UNIT AMOUNTS)

                                                                                    PRO FORMA          NOTE
                                           ARC           STAR           STAR       ADJUSTMENTS         REF.        PRO FORMA
                                                       JANUARY 1-    APRIL 1-15,
                                                     MARCH 31, 2003     2003
REVENUE
   Oil, natural gas, natural gas
      liquids and sulphur sales          731,233         87,068            313          9,473           2.2         828,087
   Royalties                            (150,995)       (20,470)        (2,906)         1,201        2.1, 2.3      (173,170)
                                        -----------------------------------------------------------------------------------
                                         580,238         66,598         (2,593)        10,674                       654,917
                                        -----------------------------------------------------------------------------------
EXPENSES
   Operating                             140,734         10,429          3,988           (893)          2.1         154,258
   General and administrative             22,566          1,250          6,242             --          2.10          30,058
   Interest on long-term debt             18,482          2,074            810            812           2.4          22,178
   Capital taxes                           1,812             --             --             --                         1,812
   (Gain) loss on foreign exchange       (18,564)        (5,489)          (506)         5,995           2.6         (18,564)
   Depletion, depreciation and
      Accretion                          218,551         15,442          2,655          8,834           2.5         245,482
                                        -----------------------------------------------------------------------------------
                                         383,581         23,706         13,189         14,748                       435,224
                                        -----------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES        196,657         42,892        (15,782)        (4,074)                      219,693
   Current income taxes                       --        (15,800)         7,254          8,546           2.7              --
   Future income taxes                    93,544           (618)          (765)         3,090           2.8          95,251
                                        -----------------------------------------------------------------------------------
NET INCOME (LOSS)                        290,201         26,474         (9,293)         7,562                       314,944
                                        ===================================================================================

NET INCOME PER UNIT
   Basic                                    1.85                                                        3.1            1.91
                                        ===================================================================================
   Diluted                                  1.82                                                        3.1            1.88
                                        ===================================================================================

ARC ENERGY TRUST
NOTES TO PRO FORMA COMBINED STATEMENT OF INCOME
(UNAUDITED)
(ALL AMOUNTS IN $ THOUSANDS)
--------------------------------------------------------------------------------

1.    BASIS OF PRESENTATION

On April 16, 2003, ARC Energy Trust ("ARC") completed the acquisition of Star Oil & Gas Ltd. ("Star") for total consideration of $722 million. In conjunction with this acquisition, ARC entered into agreements to sell certain of Star's producing properties and undeveloped acreage to third parties for net proceeds of $78 million. The net purchase price of approximately $644 million was funded through a combination of bank debt using ARC's existing facilities and the issuance to the vendor of $320 million in special convertible debentures (the "Debentures").

The Debentures had the following terms:

      o     Subordinated to senior debt.

      o A coupon rate of 8 per cent per annum commencing on June 30, 2003 and increasing to 10 per cent per annum commencing June 30, 2005, payable quarterly.

      o Maturity on June 30, 2008 could have been satisfied by issuing Trust Units.

      o The Trust had the right to redeem in full with cash at any time or redeem $40 million per quarter subsequent to June 30, 2003, using a combination of cash (minimum of 50 per cent) and Trust Units.

      o Holders of the Debentures had a conversion privilege at $11.84 per Trust Unit through June 30, 2005 and $11.38 per Trust Unit after that date.

The accompanying unaudited pro forma combined statement of income for the year ended December 31, 2003 has been prepared from information derived from the following:

      a) the audited consolidated financial statements for the year ended December 31, 2003 for ARC;

      b) the unaudited interim consolidated financial statements for the three month period ended March 31, 2003 for Star; and

      c) the unaudited financial records for the period from April 1, 2003 to April 15, 2003 for Star.

In the opinion of the management of ARC, the accompanying unaudited pro forma combined statement of income includes all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles. The unaudited pro forma combined statement of income gives effect to the transactions as if they had occurred on January 1, 2003.

The unaudited pro forma combined statement of income should be read in conjunction with the various financial statements of ARC and Star referred to above.

ARC ENERGY TRUST
NOTES TO PRO FORMA COMBINED STATEMENT OF INCOME
(UNAUDITED)
(ALL AMOUNTS IN $ THOUSANDS)

PAGE 2
--------------------------------------------------------------------------------

Accounting policies used in the preparation of the unaudited pro forma combined statement of income are in accordance with those used in the preparation of the audited consolidated financial statements of ARC for the year ended December 31, 2003.

THE UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME IS NOT NECESSARILY INDICATIVE EITHER OF THE RESULTS OF OPERATIONS THAT WOULD HAVE OCCURRED IF THE EVENTS REFLECTED HEREIN HAD BEEN IN EFFECT ON THE DATE INDICATED OR OF THE RESULTS OF OPERATIONS EXPECTED IN FUTURE YEARS. IN PREPARING THIS UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME, NO ADJUSTMENTS HAVE BEEN MADE TO REFLECT THE OPERATING SYNERGIES AND THE RESULTING COST SAVINGS EXPECTED TO RESULT FROM COMBINING THE OPERATIONS OF ARC AND STAR.

2.    Pro Forma Assumptions and Adjustments

The unaudited pro forma combined statement of income gives effect to the following assumptions and adjustments:

2.1 Adjustments have been made to reflect the reduction of revenues of ($8,114), royalties of $1,346 and operating expenses of $893 associated with the properties sold to third parties in conjunction with the Star acquisition.

2.2 Star's hedging losses of $1,930 (before loss on termination of hedges) for the 15 day period ended April 15, 2003 have been eliminated. All of Star's hedges were terminated on April 14, 2003 for $15,657; this amount has been eliminated for the 15 day period ended April 15, 2003. Star's revenue of $17,900 for the period from April 1 to April 15, 2003 has been offset by hedging losses of $1,930 and a hedging settlement of $15,657 to terminate the contracts.

            Total adjustment to revenue
            Note 2.1 - revenue adjustment                       ($8,114)
            Note 2.2 - hedging adjustment                        17,587
                                                                -------
            Total                                               $ 9,473
                                                                =======

2.3 The impact of the association rules on ARC and Star for Alberta Royalty Tax Credit ("ARTC") purposes reduces ARTC by $145 for the year ended December 31, 2003.

2.4 Interest expense has been increased to reflect the additional debt drawn on existing facilities required to finance the Star acquisition. The Debenture interest is not included in the unaudited pro forma combined statement of income as the Debentures are considered to be equity under Canadian generally accepted accounting principles.

ARC ENERGY TRUST
NOTES TO PRO FORMA COMBINED STATEMENT OF INCOME
(UNAUDITED)
(ALL AMOUNTS IN $ THOUSANDS)
PAGE 3
--------------------------------------------------------------------------------

2.5 Depletion, depreciation and accretion has been adjusted to reflect the pro forma value of the oil and gas assets, the pro forma value of the asset retirement obligation, the reserves acquired and the production for the respective periods.

2.6 Star's foreign exchange gain of $5,995 for the period from January 1, 2003 to April 15, 2003 has been eliminated. All U.S. dollar debt was retired on the closing date.

2.7 Star's current taxes of $8,546 for the period January 1, 2003 to April 15, 2003 have been eliminated. In ARC's structure, payments are made between ARC's corporate subsidiaries and ARC, transferring both income and tax liability from the corporate subsidiaries to the unitholders.

2.8 The future income tax recovery (provision) reflects changes based upon the above adjustments.

2.9 The Debentures issued upon the acquisition of Star on April 16, 2003 were fully converted by August 5, 2003, 111 days from issuance. The Debentures have been reflected as converted in the same 111 day period from January 1, 2003.

2.10 Star's general and administrative expenses for the period from April 1 to April 15, 2003 include severance costs paid to Star employees and various other non-recurring expenses. No adjustment has been recognized in the unaudited pro forma combined statement of income for these one time costs.

3.    PER UNIT INFORMATION

3.1 Pro forma per unit information has been calculated using the weighted average and diluted number of units outstanding of 162,469,939 and 167,574,482, respectively, for the year ended December 31, 2003. The weighted average and diluted units for the year ended December 31, 2003 include the impact of conversions of the Debentures within 111 days of issuance.

      Pro forma net income has been adjusted for interest on the Debentures of $4,070 for the year ended December 31, 2003 in the basic net income per unit calculation.

      Basic and diluted units outstanding for the year ended December 31, 2003 both include an additional 7,774,898 additional trust units for the impact of the assumed conversion of the Debentures within 111 days of issuance.

                                  APPENDIX "C"

       REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

To the board of directors of ARC Resources Ltd. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at January 1, 2004. The reserves data consist of the following:

      (a) proved and proved plus probable oil and gas reserves estimated as at January 1, 2004 using forecast prices and costs; and

      (b)   the related estimated future net revenue; and

      (c) proved oil and gas reserves estimated as at January 1, 2004 using constant prices and costs; and

      (d)   the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

      We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

                                                                                    Net Present Value of Future Net Revenue
                                                                          (before income taxes, 10% discount rate, millions dollars)
Description and Preparation Date of     Location of Reserves (Country     ----------------------------------------------------------
         Evaluation Report               or Foreign Geographic Area)       Audited         Evaluated        Reviewed          Total
-----------------------------------     -----------------------------      -------         ---------        --------          -----
           February 5, 2004                         Canada                    --             1,689             --             1,689

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd.           Dated February 5, 2004
Calgary, Alberta, Canada


(signed) "James H. Willmon"

James H. Willmon, P.Eng
Vice President

                                  APPENDIX "D"

                      REPORT OF MANAGEMENT AND DIRECTORS ON
                       RESERVES DATA AND OTHER INFORMATION

Management of ARC Resources Ltd. (the "Company") on behalf of ARC Energy Trust (the "Trust") are responsible for the preparation and disclosure of information with respect to the Company's and the other Trust's subsidiaries' oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

      (a)   (i)   proved and proved plus probable oil and gas reserves estimated as at January 1, 2004 using forecast prices and costs; and

            (ii)  the related estimated future net revenue; and

      (b)   (i)   proved oil and gas reserves estimated as at January 1, 2004 using constant prices and costs; and

            (ii)  the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's and the other Trust's subsidiaries' reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserve Audit Committee of the board of directors of the Company has

      (c) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

      (d) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

      (e) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserve Audit Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserve Audit Committee, approved

      (f) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

      (g) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

      (h)   the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.


/s/ John P. Dielwart                      /s/ Doug Bonne
-----------------------------             ---------------------------------
JOHN P. DIELWART                          DOUG BONNER
President and Chief Executive Officer     Vice-President, Engineering



/s/ Frederic Coles                        /s/ John Beddome
-----------------------------             ---------------------------------
FREDERIC COLES                            JOHN BEDDOME
Director and Chairman of the Reserve      Director and Member of the Reserve
Audit Committee                           Audit Committee


April 8, 2004